Exhibit 99.2

Mobileye N.V.

Har Hotzvim, 13 Hartom Street

P.O. Box 45157

Jerusalem 9777513

ISRAEL

NOTICE OF AND AGENDA FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 25, 2015

To the Shareholders of Mobileye N.V.

You are hereby notified that the 2015 annual general meeting of shareholders (the “Annual General Meeting”) of Mobileye N.V. (the “Company”) will be held at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands, at 1 P.M., Amsterdam time, on June 25, 2015, for the following purposes:

1.	Discussion of certain disclosures concerning the compensation of the present and former directors, and members of the Supervisory Board, of the Company, as set forth in the attached Shareholders Circular relating to the Annual General Meeting (the “Shareholders Circular”). This is a discussion item only and shareholders will not vote on this item.

2.	To discuss the draft Dutch statutory accounts of the Company prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2014, as prepared by the Company and signed by all of the members of the Board of Directors of the Company (the “2014 Statutory Accounts”), including the annual report (jaarverslag) of the Company for the year 2014 included as part of the draft 2014 Statutory Accounts. To adopt the 2014 Statutory Accounts, in accordance with the draft 2014 Statutory Accounts as aforesaid, and to take note of the auditors’ report prepared in connection with the 2014 Statutory Accounts. Copies of the draft 2014 Statutory Accounts, and the related auditors report as referred to above, are available for inspection by shareholders free of charge at the Company’s address as set forth above. In addition, the draft 2014 Statutory Accounts are attached as Annex B to this Notice of and Agenda for the Annual General Meeting.

3.	To grant to all of the present and former members of the Board of Directors of the Company (including Vivian Rinat in her capacity of sole managing director of the Company during the period beginning January 1, 2014 and ending June 18, 2014), discharge from liability in accordance with Dutch law (in the case of Ms. Rinat, to the extent such discharge has not previously been granted) for the performance of their duties during the year ended December 31, 2014.

4.	To grant discharge from liability in accordance with Dutch law (to the extent such discharge has not previously been granted) to (i) all of the former members of the Supervisory Board of the Company for their supervision of the management of the Company during the period beginning January 1, 2014 and ending July 10, 2014 and (ii) Amnon Shashua and Ziv Aviram, for their interim management of the Company during the period beginning June 20, 2014 and ending July 10, 2014 (being the period during which Professor Shashua and Mr. Aviram were entrusted with the temporary management of the Company by the Supervisory Board).

5.	To re-elect Amnon Shashua and Ziv Aviram as executive directors of the Company, having a three-year term expiring at the end of the annual general meeting of shareholders to be held in 2018.

6.	To grant authority to the Board of Directors to repurchase up to 10% of the Company’s issued share capital, during the 18-month period ending December 25, 2016, on the open market, through privately negotiated transactions or in one or more self-tender offers, for a price per share not less than the nominal value of a share and not greater than 110% of the most recent available (as of the time of repurchase) price of a share on any securities exchange on which the Company’s shares are then listed or quoted.

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7.	To appoint PricewaterhouseCoopers Accountants N.V. to serve as the Company’s independent public accounting firm to audit the Company’s Dutch statutory accounts prepared in accordance with IFRS for the year ending December 31, 2015.

8.	As required by the Dutch Corporate Governance Code, to discuss the Company’s dividend policy. This is a discussion item only and shareholders will not vote on this item.

Important information concerning procedures for attendance and voting at the Annual General Meeting, the record date for the Annual General Meeting and other relevant matters relating to the Annual General Meeting are contained in the Shareholders Circular, a copy of which is attached as Annex A to this Notice of and Agenda for the Annual General Meeting. The contents of the Shareholders Circular are incorporated by reference into this Notice of Meeting and Agenda.

You are urged to read the attached Shareholders Circular carefully and to follow the procedures set forth therein to cast your vote at the Annual General Meeting.

Shareholders who plan to attend the Annual General Meeting in person must give the Company prior written notice of their intention to attend the meeting. See the attached Shareholders Circular for instructions as to how to give notice of your intention to attend the Annual General Meeting in person.

May 18, 2015	By order of the Board of Directors:

Peter S. Neustadter

Presiding Director of the Board of Directors

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The notice of and agenda for the Annual General Meeting, together with the related Shareholders Circular and the draft 2014 Statutory Accounts, are available on the Internet at www.proxyvote.com and at http://ir.mobileye.com/investor-relations/default.aspx.

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ANNEX A

SHAREHOLDERS CIRCULAR

Mobileye N.V.

(“Mobileye” or the “Company”)

Shareholders Circular relating to the 2015 Annual General Meeting of Shareholders

To be held on June 25, 2015, Amsterdam, The Netherlands

May 18, 2015

Explanation to the Shareholders of the Company in respect of the Agenda for the 2015 Annual General Meeting of Shareholders to be held on June 25, 2015.

To the Shareholders:

This Shareholders Circular contains information concerning the items on the agenda for the 2015 Annual General Meeting of Shareholders of the Company (the “AGM” or the “Annual General Meeting”) to be held on June 25, 2015 at 1 P.M., Amsterdam time, at the offices of Van Campen Liem, J.J. Viottastraat 52, 1071 JT Amsterdam, The Netherlands. This Shareholders Circular is first being made available on or before June 2, 2015 to holders of the Company’s registered shares.

We are considered a foreign private issuer under the United States federal securities laws, and as such are not subject to those provisions of United States federal securities laws, and of the rules and regulations of the United States Securities and Exchange Commission (the “SEC”), relating to the holding of shareholder meetings, including the form and contents of proxy statements and proxy cards. This Shareholders Circular therefore does not contain all the disclosures typically found in a proxy statement prepared in accordance with United States federal securities laws.

Vote Required to Approve the Items on the Agenda for the AGM

All of the voting items on the Agenda for the AGM must be approved by a majority of the votes cast at the AGM in respect of each such item.

Procedures for Voting and Attendance at the AGM

The Company urges you to promptly cast your vote at the AGM. If you have received an original proxy card in hard copy format and wish to vote by mail, please complete, sign, date and promptly mail the enclosed proxy for use at the Annual General Meeting in the enclosed envelope. No postage is required for mailing in the United States. If you have not received an original proxy card in hard copy format, please vote by Internet or telephone using the instructions set forth below.

Instead of a paper copy of the Shareholders Circular and of the notice of and agenda for the AGM, most of our shareholders are receiving a notice regarding the Internet availability of our proxy materials for the AGM. The notice includes instructions on how to access the proxy materials over the Internet. The notice also contains instructions on how each shareholder can receive a paper copy of our proxy materials, including this Shareholders Circular, the notice of and agenda for the AGM and a form of proxy card.

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Only holders of record of our registered ordinary shares, par value EUR 0.01 per share (“ordinary shares” or “shares”), outstanding at the close of business in New York on May 28, 2015 (the “Record Date”), are entitled to attend and vote at the Annual General Meeting.

Each shareholder is entitled to one vote per share for each of our ordinary shares held of record by such shareholder as of the Record Date, on each matter submitted to a vote at the Annual General Meeting. All shares represented by proxies duly executed and received by 11:59 P.M., United States Eastern Standard Time on June 23, 2015 (the “Voter Deadline”) will be voted at the Annual General Meeting in accordance with the terms of the proxies. If and to the extent that no choice is indicated on a proxy on any proposal, the proxyholders will vote in favour of all proposals described in this Shareholders Circular as to which no choice has been indicated on the proxy. If any business is properly brought before the Annual General Meeting under our Articles of Association or Dutch law other than those set forth in the notice of and agenda for the AGM, all proxies will be voted in accordance with the best judgment of the proxyholders. In general, only those items appearing on the notice and agenda for the Annual General Meeting can be voted on at the AGM.

A shareholder may revoke a proxy by submitting a document revoking it prior to the Voter Deadline, by submitting a duly executed proxy bearing a later date prior to the Voter Deadline or by attending the Annual General Meeting and voting in person.

If you hold your shares through a bank, brokerage firm or other agent and do not give instructions to your bank, brokerage firm or other agent as to how your shares should be voted at the Annual General Meeting, the shares that you hold through a bank, brokerage firm or other agent will not be voted at the Annual General Meeting. We therefore urge all shareholders who hold their shares through a bank, brokerage firm or other agent to promptly vote their shares in accordance with the instructions provided by their bank, brokerage firm or other agent.

You may cast your vote at the AGM by using any one of the following methods:

(1)	VOTE BY INTERNET – Use the internet (website: www.proxyvote.com) to transmit your voting instructions and for electronic delivery of information up until the Voter Deadline. Have the proxy materials that you have received in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE MEETING MATERIALS:

If you would like to reduce the costs incurred by the Company in mailing shareholder meeting materials, you can consent to receiving all future notices of and agendas for shareholders meetings, shareholders circulars and proxy cards electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

(2)	VOTE BY PHONE: +1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until the Voter Deadline. Have the proxy materials that you have received in hand when you call and then follow the instructions.

(3)	VOTE BY MAIL: Shareholders who have received an original proxy card in hard copy format may vote by mail. In order to cast your vote by mail please mark, sign and date your proxy card and return it in the envelope we have provided or return it in another envelope, postage prepaid, to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717 U.S.A. Proxy cards that are mailed must be received by Broadridge by no later than the Voter Deadline. No postage is required for mailing of the enclosed envelope in the United States.

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In future years, we may, as permitted by Dutch law, and by United States law for foreign private issuers such as the Company, give notice of annual and extraordinary shareholders meetings solely by way of mailing to our registered shareholders, rather than attempting to distribute shareholder meeting materials to all beneficial owners of the Company’s shares.

We will bear the cost of soliciting proxies in relation to the matters to be voted on at the Annual General Meeting. Some of our directors, executive officers and employees may solicit proxies in person or by mail, telephone, fax or email, but will not receive any additional compensation for these services. We may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of our shares. We may also retain a proxy solicitation firm to assist in the solicitation of proxies for the Annual General Meeting.

Shareholders must prior to 11:59 P.M. United States Eastern Standard Time on June 22, 2015 give notice in writing to the Company (by email to the following address: AGM2015@mobileye.com, or by other written notice to the Company at its address in Jerusalem, Israel, Attention: General Counsel, which is received by 11:59 P.M. United States Eastern Standard Time on June 22, 2015) of their intention to attend the Annual General Meeting in person. Admittance of shareholders and acceptance of written voting proxies shall be governed by Dutch law.

EXPLANATION OF ITEM 1 OF THE AGENDA FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCUSSION OF 2014 DIRECTOR COMPENSATION)

Disclosure of Director Compensation for the Year 2014

Pursuant to Article 135, paragraph 5a, of Book 2 of the Dutch Civil Code the Company is required to make certain disclosures in this Shareholders Circular with respect to the compensation paid to the members of the Company’s Board of Directors and Supervisory Board, and of stock option grants generally, for the year ended December 31, 2014.

Summary of the Company’s Corporate Governance Structure During the Year 2014

Until July 10, 2014, the Company had a two-tier corporate governance system, consisting of a Management Board charged with the day-to-day management of the Company, and a Supervisory Board charged with the supervision of the management of the Company. Since July 10, 2014, the Company has had a one-tier corporate governance system, consisting of a single Board of Directors, composed of executive directors charged with the day-to-day management of the Company and non-executive directors charged with the supervision of the management of the Company.

During most of the time when the Company’s two-tier corporate governance system was in effect during the year 2014, Vivian Rinat was the sole member of the Company’s Management Board and Amnon Shashua, Ziv Aviram, Peter S. Neustadter, Eyal Desheh, Nicholas Advani, Hagai Greenspoon and Norio Ichihashi were the members of the Company’s Supervisory Board.

Vivian Rinat resigned as the Company’s sole managing director on June 18, 2014. On June 20, 2014 the Supervisory Board appointed Amnon Shashua and Ziv Aviram to manage the Company on an interim basis until the Company’s current one-tier governance system was put in place.

On July 10, 2014, the Company’s current one-tier governance system was established. Effective on that date Amnon Shashua and Ziv Aviram were elected as executive directors, and Peter S. Neustadter and Eyal Desheh were elected as non-executive directors, to the Company’s Board of Directors. Nicholas Advani, Hagai Greenspoon and Norio Ichihashi did not elect to become members of the Company’s new one-tier Board of Directors.

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On July 31, 2014, in connection with the initial public offering of the Company’s shares on the New York Stock Exchange (the “IPO”), Eli Barkat, Tomaso Poggio and Judith Richter were elected to the Company’s Board of Directors as non-executive directors.

Director Compensation During the Year 2014

The Company paid Vivian Rinat, the Company’s sole managing director until June 18, 2014, a salary of US$ 14,449, inclusive of pension contribution, during her term of service during the year 2014 as the sole managing director of the Company. Ms. Rinat did not receive any bonus and/or profit-sharing compensation.

Professor Amnon Shashua and Mr. Ziv Aviram, who served both as members of our one-tier Board of Directors and as members of our Supervisory Board during the year 2014, received the following compensation (excluding stock-based compensation) from the Company and its subsidiaries during the year 2014. Professor Shashua and Mr. Aviram did not receive any compensation as such for serving on the Company’s Board of Directors or Supervisory Board. The figures set forth in the table below thus reflect solely the compensation received by them from the Company’s wholly-owned Israeli subsidiary Mobileye Vision Technologies, Ltd. (“MVT”) for their services as employees of MVT during the relevant period. The table does not include any amounts paid to reimburse Professor Shashua or Mr. Aviram for costs incurred by them in providing services.

NON-STOCK-BASED COMPENSATION OF AMNON SHASHUA AND ZIV AVIRAM, January 1, 2014-December 31, 2014 (in United States dollars)
Name of Director	Base Salary (*)	Bonus	Profit-Sharing	Pension Contribution and Other Social Benefits	TOTAL
Amnon Shashua	136,177	0	0	111,073	247,250
Ziv Aviram	196,626	0	0	49,548	246,174

(*)	On July 24, 2014, the base salary of each of Prof. Amnon Shashua and Mr. Ziv Aviram decreased to US$ 120,000 per year (based on an exchange rate of 4 NIS per US$1). The figures above are a combination of the previous salary arrangements and the new one.

Our general meeting of shareholders, acting pursuant to a proposal of our Board of Directors, determines the compensation of our non-executive directors. In July 2014, our general meeting of shareholders adopted a resolution approving cash compensation to our non-executive directors of US$ 50,000 per year. For the period between August 1, 2014 and December 31, 2014 the Company paid pursuant to this resolution US$ 20,833 in cash compensation (i.e. a prorated portion of the US$ 50,000 annual cash compensation approved by shareholders) to each of the Company’s non-executive directors for service on the Company’s Board. In addition, Mr. Eyal Desheh received an amount of US$ 11,667 for service on the Company’s Supervisory Board during the period between January 1, 2014 and June 10, 2014, the date on which the Supervisory Board ceased to exist. No other members of the Supervisory Board received any compensation from the Company during the year 2014 for their service on the Supervisory Board.

Disclosures Concerning Options

Vivian Rinat, the sole managing director of the Company until her resignation on June 18, 2014, held options during 2014 as follows: options for 5,000 shares at an exercise price of US$ 1.44 per share, and for 9,500 shares at an exercise price of US$ 1.30 per share, expiring December 31, 2016; and options for 10,000 shares at an exercise price of US$ 3.70 per share, expiring July 1, 2018.

As of December 31, 2014, each of Professor Amnon Shashua and Mr. Ziv Aviram held options for 2,250,000 shares at an exercise price of US$ 3.70 per share, expiring March 1, 2020, which options were granted prior to January 1, 2014, and options for 5,875,000 and for 5,625,000 shares, respectively, at an exercise price of US$ 6.98 per share, expiring January 13, 2021, which were granted during the course of 2014.

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As of January 1, 2014 Eyal Desheh held options for 140,000 shares at an exercise price of EUR 0.01 per share, expiring January 7, 2020. Norio Ichihashi, a member of the Company’s Supervisory Board until his resignation on June 15, 2014, held options for 2,050,000 shares as of January 1, 2014, which options Norio Ichihashi exercised during the course of 2014. No new equity grants were made to either Eyal Deshseh or Norio Ichihashi during 2014.

In addition to the options listed above, each person currently serving as a non-executive director of the Company (other than Eyal Desheh) received on September 7, 2014 options for 50,000 shares at an exercise price of US$ 25.00 per share (the initial offering price to the public of the Company’s shares in the IPO), with a five-year vesting schedule ending on September 7, 2021. The grant of these options to non-executive directors was made pursuant to a resolution of the general meeting of shareholders adopted in July 2014.

During 2014, no equity grants were made to, or held or exercised by, directors or members of the Supervisory Board during the relevant individual’s term of service as a director or member of the Supervisory Board, except as described above.

As of January 1, 2014, options for 17,494,470 shares were held by all participants in the Company’s equity incentive plans (including directors and Supervisory Board members and also including an immaterial number of options held by service providers who are not employees). Equity grants for a total of 13,455,700 shares at a weighted average exercise price of US$ 7.82 per share were made under the Company’s equity incentive plans during the period beginning January 1, 2014 and ended December 31, 2014. Options for 4,167,451 shares were exercised or forfeited during this period. As a result, options for 26,872,719 shares were outstanding under the Company’s equity incentive plans as of December 31, 2014. These equity grants that were outstanding as of December 31, 2014, had a weighted average exercise price of US$ 5.44 per share, and a weighted average remaining life of 4.94 years as of December 31, 2014.

No loans were made by the Company to any directors or members of the Supervisory Board during the year 2014. In addition, the Company did not make any severance payments to any director or member of the Supervisory Board who resigned from his or her position as a director or Supervisory Board member during the course of the year 2014.

Discussion of Director Compensation at the Annual General Meeting

At the Annual General Meeting shareholders will have the opportunity to discuss the compensation paid to directors and Supervisory Board members during 2014. Shareholders will not be entitled at the AGM to adopt any resolution of any kind, binding or non-binding, or to cast any vote, including any purely advisory vote, relating to past, present or future compensation of the Company’s directors and Supervisory Board members.

EXPLANATION OF ITEM 2 OF THE AGENDA FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS (ADOPTION OF THE 2014 STATUTORY ACCOUNTS)

The Company prepares its financial statements filed with the SEC in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

In addition, under Dutch law the Company is required to prepare its official Dutch statutory accounts in accordance with either IFRS or Netherlands generally accepted accounting principles and to submit such accounts to the general meeting of shareholders for adoption by the general meeting of shareholders. The Company has elected to prepare its Dutch statutory accounts in accordance with IFRS.

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Accordingly, at the AGM, in accordance with provisions of Dutch law that are applicable to all Dutch companies, shareholders will be asked to adopt the 2014 Statutory Accounts, which are the Company’s Dutch statutory annual accounts prepared in accordance with IFRS for the year ended December 31, 2014.

Our 2014 net losses in the amount of approximately US$ 30.1 million, as shown in the 2014 Statutory Accounts, will be added to the Company’s retained earnings reserve. There will thus be no distribution payable to shareholders as a result of the adoption of the 2014 Statutory Accounts.

Please note that the Company’s financial statements filed with the SEC, which are prepared in accordance with U.S. GAAP, may differ, potentially materially, from the accounting principles used in preparing the 2014 Statutory Accounts in accordance with IFRS that you are being asked to adopt at the AGM.

EXPLANATION OF ITEM 3 OF THE AGENDA FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCHARGE OF DIRECTORS)

Under Dutch law, at the Annual General Meeting shareholders may discharge the members of our Board of Directors from liability in respect of the exercise of their duties during the year 2014.

It is proposed that shareholders resolve to discharge the members of our Board of Directors (including (i) all of the present members of the Board of Directors of the Company and (ii) Vivian Rinat in her capacity as sole managing director of the Company during the period beginning January 1, 2014 and ending June 18, 2014) from liability in respect of the exercise of their duties during the year 2014.

Shareholders have already, at an extraordinary general meeting of shareholders held on July 9, 2014 (the “2014 EGM”), adopted a resolution granting full and final discharge to Ms. Rinat for her management of the Company during her entire term as managing director of the Company. The current proposed resolution granting discharge to all directors includes a further discharge to Ms. Rinat for her management of the Company during the year ended December 31, 2014, based on any disclosures made to shareholders generally (in publicly available information, in the 2014 Statutory Accounts or otherwise) since the date of the 2014 EGM.

The discharge proposed to be granted to all present members of the Board of Directors, and to Ms. Rinat, is in accordance with the provisions of Dutch law, is without prejudice to the provisions of the laws of The Netherlands relating to bankruptcy and does not extend to matters not disclosed to all shareholders.

EXPLANATION OF ITEM 4 OF THE AGENDA FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCHARGE OF SUPERVISORY BOARD)

At the 2014 EGM shareholders adopted a resolution granting full and final discharge to all present and former members of the Supervisory Board of the Company for their supervision of the management of the Company during the period from the date of incorporation of the Company (September 4, 2001) through the date of the 2014 EGM. During the period beginning on June 20, 2014, and ended on July 10, 2014, when the members of our current one-tier Board of Directors took office as directors, Amnon Shashua and Ziv Aviram acted as interim managers of the Company pursuant to a resolution of the Supervisory Board adopted on June 20, 2014. At the 2014 EGM, shareholders also adopted a resolution granting full and final discharge to Amnon Shashua and Ziv Aviram for their interim management of the Company during this period.

Shareholders are now being requested to adopt a resolution granting further discharge, based on any disclosures made to shareholders generally (in publicly available information, in the 2014 Statutory Accounts or otherwise) since the date of the 2014 EGM, (i) to the former members of the Supervisory Board for their supervision of the management of the Company during the period beginning January 1, 2014 and ended July 10, 2014 (the date when the Supervisory Board ceased to exist) and (ii) to Amnon Shashua and Ziv Aviram for their interim management of the Company during the period beginning June 20, 2014 and ended July 10, 2014.

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This discharge is in accordance with the provisions of Dutch law, is without prejudice to the provisions of the laws of The Netherlands relating to bankruptcy and does not extend to matters not disclosed to all shareholders.

EXPLANATION OF ITEM 5 OF THE AGENDA FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS (RE-ELECTION OF AMNON SHASHUA AND ZIV AVIRAM AS EXECUTIVE DIRECTORS)

Background

The Company proposes the re-election of our founders Amnon Shashua and Ziv Aviram as the Company’s sole executive directors, to serve for a three-year term ending at the close of the annual general meeting of shareholders of the Company to be held in the year 2018.

The Company’s executive directors are responsible for the day-to-day management of the Company, in accordance with the policies adopted from time to time by the Board of Directors as a whole. The executive directors must comply with any specific instructions given to them by the Board of Directors as a whole.

The Company’s non-executive directors are not involved in the Company’s day-to-day management except in relation to those matters specifically assigned to the non-executive directors or the Board of Directors as a whole pursuant to Dutch law, the Company’s Articles of Association or the Company’s corporate governance guidelines.

Only the executive directors are authorized to represent the Company by signing contracts or entering into other dealings with third parties.

Biographical information concerning Professor Shashua and Mr. Aviram is set forth below.

Executive Director Biographies

Professor Amnon Shashua is the Company’s co-Founder, Chief Technology Officer and Chairman. He served as Chairman of the Company’s Supervisory Board until the Supervisory Board was disbanded on July 10, 2014, at which time he became an executive director and the Chairman of the Company. Professor Shashua holds the Sachs Chair in computer science at the Hebrew University of Jerusalem. His field of expertise is computer vision and machine learning. He received the MARR Prize Honorable Mention in 2001, the Kaye Innovation Award in 2004 and the Landau Award in Exact Sciences in 2005. He is the co-founder in 2010, Chief Technology Officer and Chairman of OrCam Technologies Ltd. (“Orcam”), an Israeli company that recently launched an assistive product for the visually impaired based on advanced computerized visual interpretation capabilities.

Ziv Aviram is the Company’s co-Founder, President and Chief Executive Officer. He was a member of the Supervisory Board until the Supervisory Board was disbanded on July 10, 2014, at which time he became an executive director of the Company. Mr. Aviram is also co-founder in 2010, President and Chief Executive Officer of OrCam. Prior to founding Mobileye, he was the chief executive officer of three private Israeli companies, all leaders in their fields (Keter – Retail Chain, Gali – Retail Chain, Attrakzia). In all three cases, Mr. Aviram led the companies from loss to profit by restructuring the organization appropriately. He earned a B.A. in Industrial Engineering and Management from Ben-Gurion University in 1984.

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EXPLANATION OF ITEM 6 OF THE AGENDA FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS (GRANT OF AUTHORITY TO REPURCHASE SHARES)

Under Dutch law and the Company’s Articles of Association, the Board of Directors may, subject to compliance with certain Dutch statutory provisions, be authorized to cause the Company to repurchase the Company’s shares in an amount, at prices and in the manner authorized by the general meeting of shareholders. Such authorization may continue for a maximum period of 18 months, and may be given on a rolling basis.

The Company believes that the Company would benefit by granting authority to the Board of Directors to repurchase the Company’s shares. For example, to the extent the Board believes that the Company’s shares may be undervalued at the market levels at which they are then trading, repurchases of shares may offer the possibility of strengthening the value of the Company’s shares. Such shares could be used for any valid corporate purpose, including use under the Company’s compensation plans, sale in connection with the exercise of outstanding options or for acquisitions, mergers or similar transactions. The reduction in the Company’s issued capital resulting from any repurchases will increase the proportionate interest of the remaining shareholders in the Company’s net worth and whatever future profits the Company may earn. The number of shares repurchased, if any, and the timing and manner of any repurchases would be determined by the Board of Directors, in light of prevailing market conditions, the Company’s available resources and other factors that cannot now be predicted. The number of shares held by the Company and its subsidiaries may generally never exceed 50% of the total number of the Company’s issued and outstanding shares.

In order to provide the Company with sufficient flexibility to repurchase its shares without calling a special shareholders meeting for each separate repurchase, the Company proposes that shareholders grant authority to the Board for the repurchase of up to 10% of the Company’s issued share capital on the open market, or through privately negotiated repurchases or in self-tender offers, for a price per share not less than the nominal value of a share and not greater than 110% of the market price per share at the time of repurchase. Such authority would extend for 18 months from the date of the Annual General Meeting, until December 25, 2016.

This grant of authority will, if approved by shareholders, supersede and replace all previous grants of authority to repurchase shares by the general meeting of shareholders to the Board of Directors.

EXPLANATION OF ITEM 7 OF THE AGENDA FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS (APPOINTMENT OF PRICEWATERHOUSECOOPERS ACCOUNTANTS N.V. AS AUDITORS OF THE COMPANY’S 2015 STATUTORY ACCOUNTS)

The Audit Committee of the Company’s Board of Directors has recommended that PricewaterhouseCoopers Accountants N.V. (“PWC”) be appointed as our independent registered public accounting firm to audit the Company’s Dutch statutory accounts prepared in accordance with IFRS for the year ending December 31, 2015. PWC has acted as the Company’s independent registered public accounting firm for the purpose of auditing all of the Company’s statutory accounts prepared in accordance with IFRS, beginning with the Company’s statutory accounts for the year ended December 31, 2011.

Representatives of PWC are expected to be present at the Annual General Meeting. They will have an opportunity to make a statement, if they desire, and are expected to be available to respond to appropriate questions.

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EXPLANATION OF ITEM 9 OF THE AGENDA FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS (DISCUSSION OF DIVIDEND POLICY)

Under the Dutch Corporate Governance Code, we are required to provide shareholders with an opportunity at the Annual General Meeting to discuss our dividend policy and any major changes in that policy. Shareholders will not be entitled to adopt a binding resolution determining our future dividend policy.

We have never paid or declared any dividends on our ordinary shares. Moreover, even if future operations were to lead to significant levels of profits that would allow us to pay dividends, we currently intend to retain all available funds for reinvestment in our business. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our Board of Directors, and will depend on, among other things, our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors and general meeting of shareholders may deem relevant.

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ANNEX B

DRAFT 2014 STATUTORY ACCOUNTS

PREPARED IN ACCORDANCE WITH IFRS

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MOBILEYE N.V.

2014 ANNUAL REPORT

1

2014 ANNUAL REPORT

TABLE OF CONTENTS

Page

CONSOLIDATED FINANCIAL STATEMENTS:
Report of the management board	3-7
Consolidated Income (Loss) Statements	8
Consolidated statements of comprehensive income (loss)	9
Consolidated balance sheet	10-11
Consolidated statements of changes in shareholders' equity	12
Consolidated statements of cash flows	13
Notes to consolidated financial statements	14-52
MOBILEYE N.V. FINANCIAL STATEMENTS:
Mobileye N.V. balance sheets	53
Mobileye N.V. income statements	54
Notes to Mobileye N.V. financial statements	55-62
Other Information	63
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	64

2

MOBILEYE N.V.

REPORT OF THE MANAGEMENT BOARD

Mobileye N.V. (the “Company”) was incorporated in the Netherlands in 2001 and at the outset of a re-organization became the new parent company of: Mobileye Inc., a company incorporated in the United States (the "US subsidiary"), Mobileye Technologies Ltd., a company incorporated in Cyprus (the "Cypriot subsidiary”) and Mobileye Vision Technologies Ltd. (the "Israeli subsidiary). In 2006, another wholly owned subsidiary was incorporated in Japan, Mobileye Japan Ltd, (the Japanese subsidiary"), in 2012, another wholly owned subsidiary was incorporated in Germany, Mobileye Germany GmbH, (the "German subsidiary") and in 2013, the Company established a new wholly owned subsidiary in China in the name of Mobileye Auto Service (Shanghai) Co. Ltd. (the "Chinese subsidiary"), and all together, (the "Subsidiaries"). The Consolidated financial statements include the accounts of Mobileye N.V. and its wholly-owned subsidiaries.

Our mission is to become the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems (“ADAS”). Our technology aims to keep passengers safer on the roads, reduces the risks of traffic accidents and saves lives.

We manage the Company and its subsidiaries on the basis of two operating segments: Original Equipment Manufacturing (OEM) and After Market (AM). The OEM segment supplies the proprietary software algorithms and EyeQ® chip that are the core intelligence of the complete ADAS to the Tier 1 companies that are the system integrators for the automotive industry. The OEM activity also includes participations in research and development expenses for research and development projects. Our direct customer is the Tier 1 company but we have strong direct relationships with the OEMs. In the AM segment, the Company sells a complete system, which includes our proprietary software algorithms and EyeQ® chip as well as the camera and other necessary components. The complete system offers a variety of ADAS functions to end customers including commercial fleet owners, fleet management system providers, new vehicle dealers and importers. We generate sales in the AM segment either directly or through distributors.

Most of the employees of the Company and its subsidiaries are employed by the Israeli subsidiary. In 2014, the Israeli subsidiary employed approximately 376 employees, of which 80% are active in R&D. The Israeli subsidiary owns the intellectual property ("IP") rights. The Israeli subsidiary uses contract manufacturers to manufacture the EyeQ® chip and the AM products. The Israeli subsidiary operates worldwide by selling directly to customers and by selling to the other Subsidiaries (the US subsidiary, the German subsidiary and the Japanese subsidiary) which act as distributors on its behalf.

Dutch Corporate Governance Code

Dutch listed companies are encouraged to comply with the provisions of the Dutch Code. However, companies may elect not to comply with some or all of the provisions of the Dutch Code provided that such non-compliance, and the reasons for the non-compliance, are disclosed in the company’s annual report included as part of its Dutch statutory accounts. Most of the provisions of the Dutch Code are identical to, or substantially the same as, provisions applicable to publicly traded U.S. companies and we intend to comply with those provisions of the Dutch Code. Other provisions of the Dutch Code, however, are contrary to customary market practice in the United States or are otherwise in our judgment inappropriate. The most material provisions of the Dutch Code with which we will not comply are the following:

The Dutch Code provides that a company’s general meeting of shareholders can remove and suspend directors by a simple majority vote. Our articles of association provide that directors can only be removed or suspended when two-thirds of the shareholder votes are cast in favor of the resolution for removal or suspension, provided that the votes cast in favor of the resolution represent more than 50% of our issued and outstanding shares. We believe that this deviation from the provisions of the Dutch Code is justified by the need to ensure continuity of management and to prevent coercive takeover bids for less than a substantial majority of our outstanding shares.

3

The Dutch Code provides that non-executive directors may not be elected for more than three four-year terms. We do not believe in term limits for directors because they would deprive our board of directors of the service of directors who have developed, through valuable experience over time, increasing insight into us and our operations. We therefore do not intend to comply with this provision of the Dutch Code.

The Dutch Code provides that neither an audit committee nor a compensation committee may be chaired by the presiding director or chairman or by a former executive director of a company. We believe that it may be appropriate under certain circumstances for our Presiding Director (as defined below), if he has special financial or other expertise, to serve as chairperson of these committees. We have therefore chosen not to comply with this provision of the Dutch Code.

The Dutch Code provides that non-executive directors may not be awarded share options or other forms of equity-based compensation. However, we plan to issue share options and/or other forms of equity-based compensation to one or more non-executive directors, as we believe that granting equity to non-executive directors may enable us to attract and retain, in a competitive international environment, skillful and experienced non-executive directors. We also believe that the interests of non-executive directors who receive equity-based compensation will be more closely aligned with the interests of shareholders than would be the case if non-executive directors had no right to receive equity-based compensation.

The Dutch Code provides that options granted to directors may not be exercised during the first three years following the date of grant, and that restricted shares held by directors may not vest within the first five years following the date of grant. However, we believe that exercisability of options during the first three years following the date of grant, and vesting of restricted shares within the first five years following the date of grant, are appropriate in view of the objectives of our equity incentive plan, in particular our goal of aligning the interests of directors and shareholders, and our need to attract skillful and experienced directors in a competitive international environment.

The Dutch Code provides that restricted shares and options may only be granted to executive directors if such executive directors have met challenging goals that we have established for them in advance of the grant. We believe that grants to our executive directors of restricted shares or options that vest over time sufficiently align the interests of our executive directors with our shareholders and will be helpful if we seek to attract additional skillful and experienced executive directors in a competitive international environment. We have therefore chosen not to comply with this provision of the Dutch Code.

The Dutch Code provides that severance payments to an executive director in the event of his or her dismissal may not generally exceed one year’s salary. We may, in order to attract skillful and experienced executive directors in a competitive international recruiting environment, enter into agreements with executive directors providing for severance pay in excess of that prescribed by the Dutch Code. Severance payments under the employment agreements of Professor Amnon Shashua and Mr. Ziv Aviram may under some circumstances exceed one year’s salary.

The Dutch Code provides that an executive director may not serve as a non-executive director of more than two listed companies. We expect generally to comply with this provision. However, we reserve the right to allow our executive directors to serve on additional boards as non-executive members where appropriate under the circumstances and where approved in advance by our Nominating and Corporate Governance Committee. An exception to this provision of the Dutch Code could, for example, be appropriate where we might realize benefits from business opportunities that could arise from our executive directors’ service as a non-executive director of another listed company.

Our board of directors has not appointed a Vice-Chairman. Vice-Chairmen are a feature of a large board where members have a varied background and communication may be difficult. Our board of directors is not large and consists of members with extensive knowledge of our business. We have therefore elected not to comply with this provision of the Dutch Code.

4

We have chosen not to include all aspects of our compliance with the Dutch Code as a non-voting discussion item at our annual shareholder meetings, as suggested by the Dutch Code. We believe that our annual Dutch statutory accounts contain adequate and sufficient disclosure to shareholders concerning compliance with the Dutch Code. There is therefore in our view no need for further non-binding discussion of this item at shareholder meetings.

Risk Factors Related to Our Business

Our business is subject to risks. In particular, the following factors may have an adverse effect on our business:

•	There is no assurance that monocular camera processing will be the dominant sensor modality in the ADAS industry.

•	If we are unable to develop and introduce new ADAS functions and improve existing functions in a cost-effective and timely manner, our business, results of operations and financial condition would be adversely affected.

•	We depend on STMicroelectronics N.V. to manufacture our EyeQ® chips.

•	We may incur material costs as a result of actual or alleged product defects, product liability suits, and warranty and recall claims.

•	We invest effort and expenditure seeking OEM validation of our products, and there can be no assurance that we will win production models, which could adversely affect our future business, results of operations and financial condition.

•	The period of time from a design win to implementation is long and we are subject to the risk of cancellation or postponement of the contract or unsuccessful implementation.

•	We may be unable to attract and retain key personnel, which could seriously harm our business.

•	Our aftermarket segment is subject to a number of risks.

•	Our business would be adversely affected if certain OEMs were to change their ADAS technology and not include our products in future models.

•	If we do not maintain sufficient inventory, we could lose sales.

•	We may not be able to adequately protect or enforce our intellectual property rights, and our efforts to do so may be costly.

•	We may become subject to litigation brought by third parties claiming infringement by us of their intellectual property rights.

•	We may be required to pay monetary remuneration to employees who develop inventions, even if the rights to such inventions have been assigned to us and the employees have waived their rights to royalties or other compensation.

•	In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

•	Disruptions to our IT system may disrupt our operations and materially adversely affect our business and results of operations.

•	Although we had net income in the year ended December 31, 2013, we had a net loss in the year ended December 31, 2014, and there is no assurance that we will become and remain profitable

•	If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares

5

During 2014 we have launched nine new program launches, mainly with Ford, General Motors, HKMC, Nissan and Tesla through Tier 1 companies.

On August 6, 2014, the Company completed its initial public offering (IPO), which included an issuance of 8,325,000 Ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions. The IPO generated proceeds to the Company of  $197.7 million net of underwriting discounts and commissions, before $1.8 million of expenses related to the IPO. In connection with the IPO, the Company also generated proceeds of $1.5 million from the exercise of 1,463,051 stock options.

In July 2014, the Company reorganized its internal corporate structure and all of its intellectual property, formerly owned by the Cypriot subsidiary, was transferred to the Israeli subsidiary.

Our revenues in the OEM segment increased by 92% from the year ended December 31, 2014 to the year ended December 31, 2013. Our revenues in the AM segment increased by 22% from the year ended December 31, 2014 to the year ended December 31, 2013.

Revenues by Segment
	Year ended December 31,
	2014	2013
	(U.S. dollars in thousands)
OEM	121,799	$63,290
AM	21,838	17,955
Total	143,637	$81,245

Our primary sources of funds have been issuance of shares to new investors and starting in 2013, cash flow from operating activities. We also receive cash proceeds upon the exercise of outstanding options. On August 6, 2014, we closed our IPO in which we issued 8.325 million new ordinary shares for net proceeds of approximately $195.9 million. In connection with our IPO, we also issued approximately 1.5 million ordinary shares pursuant to the exercise of options at an additional aggregate exercise price of $1.5 million, which shares were then sold by the selling shareholders in the IPO. We generated a total of $197.4 million net proceeds from the IPO.

Our primary uses of funds have been for increasing our headcount across Research and Development, Sales and Marketing and General and Administrative as well as for capital expenditures related to the increasing size of our validation datasets. Our capital expenditures related mainly to data storage and other computer related equipment, and were $5.6 million and $2.6 million, during 2014 and 2013 respectively.

The Company and its subsidiaries' cash equivalents and short-term investments are mainly invested in short-term, long-term deposits and marketable securities with major Israeli banks. We believe that the financial institutions holding the investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

Cash flows provided by operating activities increased by $29 million to $55 million for 2014, from $26 million for 2013. The increase in cash flows provided by operating activities was primarily the effect of cash received as a result of the significant increase in net income before stock-based compensation

Cash flows from (used in) investing activities increased by $16 million to $9 million for 2014, from $(7) million for 2013. The increase in 2014 was due primarily to changes in deposits and marketable securities, partially offset by an increase in capital expenditures.

Cash flows from financing activities increased by $169 million to $207 million for 2014, from $38 million for 2013. The increase in 2014 was due to our IPO in which we issued 8.325 million new ordinary shares for net proceeds of $195.9 million and the exercise of outstanding options at an aggregate exercise price of $1.5 million.

6

We believe that our existing cash, including the remaining proceeds of our IPO, and cash flows from our operating activities will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate and the timing and extent of operating expenses.

The Dutch One-Tier Board Act ("Wet bestuur en toezicht") effective as of 1 January 2013 indicates that the board will be deemed to have a balanced gender distribution if, of the seats occupied by individuals, at least 30% are occupied by women and at least 30% by men. In 2014 the Board of Directors does not meet the 30% requirement stipulated in the Dutch Act. Mobileye NV aims to achieve a wide and diverse composition of staff within all levels of the company and will take the requirements into consideration as much as possible in future appointments.

Subsequent events

Subsequent to December 31, 2014, the Company granted to its employee additional 75,650 options exercisable into the same amount of the Company's Ordinary shares, at an average exercise price of $36.49 per share, and 233,505 RSUs.

In addition, 2,606,443 options were exercised for gross proceeds of approximately $5.2 million.

Amsterdam, May 4, 2015

Amnon Shashua	Ziv Aviram
Chairman and Executive Director	Executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Eyal Deshe	Peter Neustadter
Non-executive Director	Non-executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Tomaso A. Poggio	Judith Richter
Non-executive Director	Non-executive Director
Elected on July 31st 2014	Elected on July 31st 2014

Eli Barkat
Non-executive Director
Elected on July 31st 2014

Ms. Vivian Fransman, managing Director, resigned on June 18, 2014

Mr. Hagai Greenspon, Director, resigned on June 15, 2014

Mr. Norio Icihashi, Director, resigned on June 15, 2014

Mr Nick Advani, resigned on June 16, 2014

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MOBILEYE N.V.

CONSOLIDATED INCOME (LOSS) STATEMENTS

		Year ended December 31
		2014	2013
	Note	U.S. dollars in thousands
		except per share data
REVENUES		143,637	81,245
COST OF REVENUES		37,040	21,130
GROSS PROFIT		106,597	60,115
RESEARCH AND DEVELOPMENT, net		36,251	22,422
SALES AND MARKETING		12,821	12,349
GENERAL AND ADMINISTRATIVE		71,378	10,286
OPERATING PROFIT (LOSS)		(13,853)	15,058
FINANCIAL INCOME	7	1,989	2,561
FINANCE EXPENSES	7	(5,274)	(218)
FINANCIAL INCOME (EXPENSES), net	7	(3,285)	2,343
INCOME (LOSS) BEFORE TAXES ON INCOME		(17,138)	17,401
BENEFIT (TAXES) ON INCOME		(12,914)	2,332
NET INCOME (LOSS) ATTRIBUTED TO SHAREHOLDERS OF THE PARENT COMPANY		(30,052)	19,733
Basic and diluted losses per share		(0.28)	(6.03)

The accompanying notes are an integral part of the consolidated financial statements.

8

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31
	Note	2014	2013
		U.S. dollars in thousands

NET INCOME (LOSS)		(30,052)	19,733
OTHER COMPREHENSIVE INCOME (LOSS):
Items that will not be reclassified to profit or loss
Re-measurements of post-employment benefit obligations	9	1,595	(1,546)
Income taxes relating to re-measurements of post-employment benefit obligations		(144)	82
Items that may be subsequently reclassified to profit or loss
Change in value of available-for-sale marketable securities		(793)	391
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		658	(1,073)
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTED TO SHAREHOLDERS OF THE PARENT COMPANY		(29,394)	18,660

The accompanying notes are an integral part of the consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED BALANCE SHEETS

		December 31
		2014	2013
	Note	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents		339,881	72,560
Restricted and short-term deposits	2e	2,315	5,084
Marketable securities	8	32,895	46,718
Trade accounts receivables, net		15,806	12,490
Inventories	6c	17,626	11,354
Other current assets	6d	9,215	4,000

T O T A L CURRENT ASSETS		417,738	152,206
NON-CURRENT ASSETS:
Property and equipment, net	6a	8,787	5,697
Other long-term assets	6b	1,258	3,500
T O T A L NON-CURRENT ASSETS		10,045	9,197

T O T A L ASSETS		427,783	161,403

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED BALANCE SHEETS

		December 31
		2014	2013
	Note	U.S. dollars in thousands
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	6e	17,870	11,093
Employee related accrued expenses		3,740	3,703
Other current liabilities	6f	5,739	1,441

T O T A L CURRENT LIABILITIES		27,349	16,237

NON-CURRENT LIABILITES:
Retirement benefit obligations, net	9	1,098	2,759
Long term liabilities	4	4,812	1,402
T O T A L NON-CURRENT LIABILITIES		5,910	4,161
T O T A L LIABILITIES		33,259	20,398

SHAREHOLDERS' EQUITY:	11
Class B Ordinary shares, EUR 0.01 par value		-	75
Class C Ordinary shares, EUR 0.01 par value		-	35
Class D Ordinary shares, EUR 0.01 par value		-	415
Class E Ordinary shares, EUR 0.01 par value		-	155
Class F1 Ordinary shares, EUR 0.01 par value		-	165
Class F2 Ordinary shares, EUR 0.01 par value		-	480
Ordinary shares (with liquidation preferences), EUR 0.01 par value		-	680
Class A Ordinary shares, EUR 0.01 par value		-	345
Ordinary Shares, EUR 0.01 par value		2,511	-
Additional paid-in capital		523,324	240,572
Other reserves		(181)	612
Accumulated deficit		(131,130)	(102,529)
T O T A L SHAREHOLDERS' EQUITY		394,524	141,005

T O T A L LIABILITIES AND SHAREHOLDERS' EQUITY		427,783	161,403

Presiding Director	Chief Executive
Officer and Director

Date of approval of the financial statements: May 4, 2015

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of		Additional paid-in	Accumulated	Other
	shares	Amount	Capital	deficit	reserves	Total
		U . S . d o l l a r s i n t h o u s a n d s
Balance at December 31, 2012	191,985,880	2,210	189,953	(120,798)	221	71,586
Changes during 2013:
Exercise of options	6,229,270	85	9,661	-	-	9,746
Stock-based compensation	-	-	13,131	-	-	13,131
Other comprehensive loss	-	-	-	(1,464)	391	(1,073)
Issuance of shares, net of issuance costs	4,297,995	55	27,827	-	-	27,882
Profit for the year	-	-	-	19,733	-	19,733
Balance at December 31, 2013	202,513,145	2,350	240,572	(102,529)	612	141,005
Changes during 2014:
Issuance of Ordinary shares in connection with initial public offering, net of issuance costs of $12.2 million	8,325,000	112	195,797			195,909
Exercise of options	3,715,916	49	10,102			10,151
Stock-based compensation			76,853			76,853
Other comprehensive income				1,451	(793)	658
Loss for the year				(30,052)		(30,052)
Balance at December 31, 2014	214,554,061	2,511	523,324	(131,130)	(181)	394,524

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended 31 December 2014 and 2013

In thousand U.S dollars	2014	2013
Operating activities
Profit (loss) for the year	(30,052)	19,733
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Depreciation	2,551	1,694
Exchange rate differences on cash and cash equivalents	3,087	(280)
Liability for retirement benefit obligations, net	(66)	143
Loss (Gain) from marketable securities and exchange rate differences	1,139	(767)
Loss from sale of property and equipment	-	22
Stock-based compensation	76,853	13,131
Change in deferred income taxes	2,886	(3,050)
Changes in working capital:
Inventories	(6,272)	(2,079)
Trade accounts receivables, net	(3,316)	(5,389)
Other current assets	(5,215)	(1,117)
Other long-term assets	(788)	(130)
Accounts payables and accrued expenses	6,059	3,590
Employee related accrued expenses	37	1,059
Other current liabilities	4,298	(528)
Long term liabilities	3,410	420
Net cash provided by operating activities	54,611	26,452
Investing activities:

Investment in short-term deposits and restricted cash	(33,146)	(21,758)
Proceeds from short-term deposits and restricted cash	35,915	26,974
Proceeds from maturities / sales of marketable securities	31,252	14,342
Purchase of marketable securities	(19,361)	(24,166)
Purchase of property and equipment	(5,378)	(2,592)
Net cash provided by (used in) investing activities	9,282	(7,200)
Financing activities:

Issuance of shares, net of issuance costs	196,364	28,303
Exercise of options	10,151	9,746
Net cash provided by financing activities	206,515	38,049
Exchange rate differences on cash and cash equivalents	(3,087)	280
Increase in cash and cash equivalents	270,408	57,301
Balance of cash and cash equivalents at beginning of period	72,560	14,979
Balance of cash and cash equivalents at end of period	339,881	72,560

Supplementary information on activities not involving cash flows:
Non cash purchase of property and equipment	573	310

Additional information on cash provided by (used in) operating activities:
Income tax paid	2,609	405
Interest received	846	878

The accompanying notes are an integral part of these consolidated financial statements.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General

Mobileye N.V. was incorporated in the Netherlands in 2001 and is the parent company of the following wholly owned subsidiaries: Mobileye Inc., a company incorporated in the United States (the "US subsidiary"), Mobileye Technologies Ltd., a company incorporated in Cyprus (the "Cypriot subsidiary”), Mobileye Vision Technologies Ltd., a company incorporated in Israel (the "Israeli subsidiary”), Mobileye Japan Ltd, a company incorporated in Japan (the “Japanese subsidiary") and Mobileye Germany GmbH, a company incorporated in Germany (the "German subsidiary") and Mobileye Auto Service (Shanghai) Co. Ltd. (the "Chinese subsidiary").

The address of the parent company's registered office is Geulstraat 15, 1078 KX Amsterdam.

The Company and its subsidiaries together (the "Company") is a global leader in the design and development of camera-based Advanced Driver Assistance Systems (“ADAS”) covering the entire range of vision applications for onboard driving assistance.

On August 6, 2014, the Company completed its initial public offering (IPO), which included an issuance of 8,325,000 Ordinary shares (with no liquidation preference), at $25 per share, before underwriting discounts and commissions. The Company is listed on the New York Stock Exchange (the “NYSE”).

The IPO generated proceeds to the Company of $197.7 million net of underwriting discounts and commissions, before $1.8 million of expenses related to the IPO. In connection with the IPO, the Company also generated proceeds of $1.5 million from the exercise of 1,463,051 stock options.

Note 2 - Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a.	Basis of preparation and adoption of IFRS

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS and as adopted by the Europien Union (EU). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of amounts funded for severance pay and available-for-sale financial assets.

As the financial data of the Company are included in the consolidated financial statements, the income statement in the Company financial statements is presented in its condensed form (in accordance with article 402, Book 2 of the Dutch Civil Code).

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies(continued):

b.	Foreign currency translation

1.	Functional and presentation currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the United States dollar. The consolidated financial statements are presented in United States dollar, which is the Company’s subsidiaries functional and presentation currency.

2.	Transactions and balances

Monetary accounts maintained in currencies other than the United States dollar (principally cash and liabilities) are re-measured into United States dollars using the representative foreign exchange rate at the balance sheet date.

Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are reported in in the Income Statements as part of “Net finance income (expenses)”.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany balances and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Cash and Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies(continued):

e.	Short-term and restricted bank deposits

Short-term and restricted bank deposits are deposits with maturities of more than three months but less than one year. The short-term and restricted bank deposits include approximately $2.2 million and $2.5 million as of December 31, 2014 and December 31, 2013, respectively, as collateral for bank guarantees. In addition, a total of $77 thousand and $78 thousand are restricted as collateral for the Company’s credit cards as of December 31, 2014 and December 31, 2013, respectively.

f.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is computed using standard cost, which approximates average cost. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Company analyzes and adjusts excess and obsolete inventories primarily based on future demand forecasts. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of the inventory and the reported operating results. If actual market conditions are less favorable than the Company's assumptions, additional write-downs may be required.

g.	Trade receivables and allowance for doubtful accounts

The Company’s accounts receivable balances are due from companies primarily in the car manufacture industry. Credit is given based on an evaluation of a customer’s financial condition and generally, collateral is not required. Trade accounts receivable from sales of products are typically due from customers within 30 - 90 days. Trade accounts receivable balances are initially recognized at fair value and subsequently at amortized cost basis using the effective interest rate method less provision for impairment. Accounts outstanding longer than their original contractual payment terms, are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history from such customers, and customer’s current ability to pay its obligation to the Company. Payments subsequently received on such receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection. The Company writes-off accounts receivable when they become uncollectible. The majority of trade receivables are current and are not past due.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

h.	Property and equipment, net

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method.

Annual rates of depreciation are as follows:

%
Computers and electronic equipment (mainly 33%)	15-33
Vehicles	15
Office furniture and equipment	7
Equipment	33

Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease and estimated useful life of the improvements.

i.	Impairment of non-financial assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.

j.	Financial assets

Classification

The Company classifies its financial assets in the following categories: loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company's loans and receivables comprise "Trade accounts receivables, net" and "cash and cash equivalents" in the balance sheet.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company invests in monetary and non-monetary marketable securities classified as available for sale. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

The Company classifies its investing in marketable securities as available-for-sale.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 - Significant accounting policies (continued):

Recognition and measurement

Regular purchases and sales of financial assets are recognized on the date of settlement, which is the date in which the asset was delivered to the Company. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in other comprehensive income.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement. Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of net finance income. Dividends on available-for-sale equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Impairment of financial assets

i.	Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a Company of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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Note 2 - Significant accounting policies (continued):

For loans and receivables category, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

ii.	Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

-	For debt securities, the Company uses the criteria referred to in (i) above.
-	In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired.

If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

k.	Research and development

Research and development expenses consist primarily of personnel, facilities, equipment and supplies for research and development activities.

An intangible asset arising from development is recognized if all of the following conditions are fulfilled:

▪	Technological feasibility exists for completing development of the intangible asset so that it will be available for use or sale.
▪	It is management's intention to complete development of the intangible asset for use or sale.
▪	The Company has the ability to use or sell the intangible asset.
▪	It is probable that the intangible asset will generate future economic benefits, including existence of a market for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset.

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Note 2 - Significant accounting policies (continued):

▪	Adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof.
▪	The Company has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet the foregoing conditions are charged to profit or loss as incurred. Development costs previously expensed are not recognized as an asset in subsequent periods. As of December 31, 2014, the Company has not capitalized development expenses.

Participations in research and development expenses for research and development projects are recognized on the basis of the costs incurred and are deducted from research and development expenses in the statement of operations. The Company does not receive any additional compensation or royalties upon completion of the project. The participation reimbursement received by the Company is not dependent on having future benefit from the project. All intellectual property generated from these arrangements are exclusively owned by the Company.

l.	Revenue Recognition

The Company's revenue results from sales of its products sold through its two operating segments: Original Equipment Manufacturing (OEM) and (ii) After Market (AM).

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company's activities.

Revenue of sales of products to resellers and distributors occurs upon delivery of products to the resellers and distributors. The Company does not give distributors any adjustments to cover price adjustments.

The Company does not provide rights of return to its customers.

m.	Current and deferred income tax

The tax expense for the reported years comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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Note 2 - Significant accounting policies (continued):

Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

n.	Provision for warranty

The Company provides warranties for its products, which vary with respect to each contract and in accordance with the nature of each specific product, for terms of one to three years.

The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

o.	Stock-based payments

The Company operates an equity-settled, share-based compensation plan, under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense over the requisite service period, net of estimated forfeitures.

The fair value of options granted during the years ended December 31, 2014 and 2013 was estimated using the Black-Scholes option pricing model.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 – Significant accounting policies (continued):

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and additional paid in capital.

p.	Employee benefits

(i)	Pension obligation

The Company operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay additional contributions other than the regular annual contribution.

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

According to IAS 19 Revised employee benefits, the present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of deep market for high-quality corporate bonds.

Since the transition to IFRS on January 1, 2008, there was a generally accepted common practice notion in Israel that there was no deep market for high-quality corporate bonds in Israel, therefore a discount rate was used based on Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability. On November 25, 2014 the Israeli Securities Authority published an economic research indicating changes in the economic environment in Israel stating that a deep market exists in Israel for high-quality corporate bonds denominated in NIS. As a result the Company used the discount rate of high-quality corporate bonds in demining the discount rate as of December 31, 2014. The impact of the change in discount rate was recorded in other comprehensive income as remeasurement of the present value of the obligation, net.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 – Significant accounting policies (continued):

Past-service costs are recognized immediately in income.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Interest costs in respect of the defined benefit plan are charged or credited to finance expenses, net.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii)	Other obligations

Labor laws in Israel entitle every employee of the Israeli subsidiary to vacation days and recreation pay, both of which are computed annually. The entitlement with respect to each employee is based on the employee's length of service at the Company. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited in income in the period in which they arise. These obligations are valued annually by independent qualified actuaries based on the individual entitlement of each employee.

q.	Shareholders' equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from issuance proceeds.

r.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

s.	Provisions

Provisions for legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 2 – Significant accounting policies (continued):

t.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who is responsible for allocating resources and assessing performance of the operating segments.

The Company’s Chief Operating Decision Maker manages the Company on the basis of two operating segments: (i) Original Equipment Manufacturing (“OEM”) and (ii) After Market (“AM”). The OEM segment supplies core intelligence of complete systems to Tier 1 manufacturers in the automotive industry. In the OEM segment the Company supplies System on Chip (SoC) which includes core intelligence to be ultimately implemented within new vehicles through Tier 1 manufacturers who are system integrators to the automotive industry. In the AM segment the Company sells a complete system which offers a variety of advanced driver assistance functions to customers being primarily fleet commercial vehicles, fleet management system providers, new vehicle dealers and importers either directly, through distributors and insurance companies.

u.	Standards and amendments to standards that are not yet effective and have not been early adopted by the Company:

(1) In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance. IFRS 15 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The standard addresses a wide range of topics relating to the revenue recognition model, including: variable consideration, financing component in a contract and costs to obtain and fulfill a contract. It also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. The new standard is effective retrospectively for annual reporting periods beginning on or after January 1, 2017, according to its transition provisions. Earlier application is permitted. The Company is evaluating the impact and timing of adopting this guidance on the consolidated financial statements.

(2) IFRS 9, Financial instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

v.	New and amended standards adopted by the Company

None of the standards, amendments and interpretations which are effective for the financial year beginning 1 January 2014 are material to the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3 - Financial risk management

3.1 Financial risk factors

The Company's activities expose it to a variety of financial risks: market, credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Risk management is carried out by the company's CFO under policies approved by the board of directors. The board of directors discusses and identifies on a regular basis, financial and operational risks in close co-operation with the Company's operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, dependence on a sole supplier and investment of excess liquidity.

(a) Market risk

Foreign exchange risk: The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from recognized assets and liabilities in foreign operations.

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Company carries out a great majority of its sales and manufacturing activities in USD hence it is not exposed to foreign exchange risk in these areas. The Company is exposed primarily to the NIS exchange rate risk with respect to its activity in Israel, mainly regarding payroll expenses. The Company sustains NIS cash balances sufficient for 12-24 months for its NIS requirements.

Interest rate risks: Interest rate risk is the risk that the value of a financial instrument will be affected by changes in the market rate of interest. The Company's interest rate risk relates to its vesting in marketable securities, which are mainly invested in government and corporate debentures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 3 - Financial risk management (continued):

(b) Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash equivalents and short-term deposits and marketable securities. The Company’s cash equivalents, short-term deposits and marketable securities are mainly invested with major Israeli, Swiss and U.S. banks. Management believes that the financial institutions holding the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company monitors its cash flow requirements on a regular basis to ensure it has sufficient cash to its expected operational expenses that can be reasonably predicted.

3.2 Fair value estimation

Below is an analysis of financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (Level 3).

The Company's financial instruments carried at fair value are comprised of marketable securities classified as available for sale. The fair value of these securities is based on quoted market prices in active markets (level 1). A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. See also note 8.

The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due to their short maturities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4 - Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Write down of inventory

Inventories are stated at the lower of cost and net realisable value, with due allowance for excess and obsolete items. The Company analyzes and adjusts excess and obsolete inventories primarily based on future demand forecasts. Although the Company makes every effort to ensure the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments would significantly impact the value of the inventory and the reported operating results. If actual market conditions are less favorable than the Company's assumptions, additional write-downs may be required. The amount of write-downs of inventories to net realizable value is disclosed in note 6.

b.	Employee compensation in connection with equity awards

In evaluating the fair value and the recognition method of share-based payment, the Company's management is required to estimate, among others, different parameters included in the computation of the fair value of the options and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates. See also note 11.

c.	Realizability of deferred tax assets

Deferred tax assets are recognized to the extent that their utilization is probable. The utilization of deferred tax assets will depend on whether it is probable that sufficient and suitable taxable profits will be available in the future, against which the reversal of the temporary differences can be deducted, taking into account any legal restrictions on the length of loss-carryforward period. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, loss-carryforward periods, and tax planning strategies. See also note 5.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 4 - Critical accounting estimates and judgments (continued):

d.	Considering uncertain tax positions

The assessment of amounts of current and deferred taxes requires the Company's management to take into consideration uncertainties that its tax position will be accepted and of incurring any additional tax expenses. This assessment is based on estimates and assumptions based on interpretation of tax laws and regulations, and the Company's past experience. It is possible that new information will become known in future periods that will cause the final tax outcome to be different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. This provision is classified as Long term liabilities. See also note 5.

4.2 Critical judgments in applying the entity’s accounting policies

Development expenses

Development expenses are capitalized in accordance with the accounting policy described in note 2k. The capitalization of costs is based on management’s judgment of technological and economic feasibility, which is usually achieved when a development project reaches a predefined milestone, or when the Company enters into a transaction to sell the know-how that resulted from the development process. In determining the amount to be capitalized, management makes assumptions as to the future anticipated cash inflows from the assets, and the anticipated period of future benefits. Company management has concluded that, as of December 31, 2014, the foregoing conditions have not been met and therefore development expenses have not been capitalized for any project.

If management had determined that the aforementioned conditions had been met, the capitalization of development costs would have resulted in an increase in the Company’s profit or a decrease in its losses.

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Note 5 - Taxes on income

a.	Tax rates

Each of the Company's subsidiaries is taxed under the applicable law, in accordance with the country of its residence. The enacted statutory tax rates applicable to the significant subsidiaries of the Company's subsidiaries are as follows:

Cypriot subsidiary - prior to the Company's reorganization of its internal corporate structure, which took place in July 2014, income is taxed at the corporate tax rate. The Corporate tax rate in Cyprus was 12.5% in 2014. Interest income is taxed at the Defence tax rate. The Defence tax rate in Cyprus was 30% (effective from May 1, 2013). After the Company's reorganization, the Cypriot subsidiary is taxed under the Israeli law.

The Israeli subsidiary is taxed under the Israeli law. Income not eligible for benefits under the Investment Law described below is taxed at the corporate tax rate. Corporate tax rates in Israel were as follows: 2013 — 25%, 2014 - 26.5%.

Israel Tax benefits under the Law for Encouragement of Capital Investments, 1959 (the “Law”)

Benefited Enterprise

Commencing 2005, the Israeli subsidiary has been granted with a “Benefited Enterprise” status, which provides certain benefits for a period of ten years, including tax exemptions for undistributed income and reduced tax rates.

The proportion of the Israeli subsidiary’s taxable income entitled to tax exemption is calculated on the basis of the ratio between the turnover attributed to the “Benefited Enterprise” and the whole turnover of the Israeli subsidiary. The turnover attributed to the “Benefited Enterprise” is calculated, by taking the increase resulting from the comparison of the Israeli subsidiary’s turnover with its “base” turnover, which is the average turnover attributed to the last three years before the activation of the “Benefited Enterprise”, or by applying such other basis as is stipulated in the instrument of approval. The Israeli subsidiary elected 2005 as its “Implementation Year” as stipulated in the Law, and notified the Israeli Tax Authorities that it elects 2007, 2009 and 2012 as its “Expansion Years”, as stipulated in the Law. In the event of distribution of a cash dividend from income which was tax exempt as set forth above, the Israeli subsidiary would have to pay the 25% tax in respect of the amount distributed.

The entitlement to the above benefits is conditional upon the Israeli subsidiary’s fulfilling certain conditions. In the event of failure to comply with these conditions, the entitlement for benefits might be cancelled and the Israeli subsidiary might be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest. As part of the requirements necessary to be granted with this status, the Israeli subsidiary was recognized during 2006, by the Chief Scientist Office as a “Research and Development company”. The Company’s management believes that all conditions are fulfilled and therefore these financial statements were prepared under the assumption that the Israeli subsidiary is entitled to those benefits.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income (continued):

Preferred Company

In May 2014, as part of the Company's reorganization of its internal corporate structure, the Israeli subsidiary made an election under the Investment Law to change its tax status from a "Benefited Enterprise" to a "Preferred Company" to be effective as of January 1, 2014. This election was not subject to an approval by Israeli Tax Authority. The change in the tax status did not have a material effect on the Company's deferred taxes.

The Investment Law provides certain benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law). The definition of a Preferred Company includes a company incorporated in Israel that is (i) not wholly owned by a governmental entity; (ii) owns a Preferred Enterprise and (iii) that is controlled and managed from Israel, and subject to certain other conditions set in the law. From 2014 and thereafter a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%. The Company's Israeli subsidiary location is entitled to the reduced tax rate of 9%.

During July 2014, the Company finalized the reorganization of its internal corporate structure. The Company took the necessary steps, including shareholder approval, so that since July 2014, the Company is a resident of Israel (and not The Netherlands) for tax purposes. In addition, as part of the reorganization, the Company's Cypriot subsidiary, which owned all of the Company intellectual property, has transferred all of its intellectual property to the Israeli subsidiary in July 2014.

On July 20, 2014, the Company obtained a tax ruling from the Israel Tax Authorities providing that, among other matters, the reorganization did not trigger any tax in Israel and did not violate any of the Israeli tax covenants to which the Israeli subsidiary and its shareholder are bound pursuant to a 2001 tax ruling.

The amount of tax-exempt profits earned by the Company from Benefited Enterprises through December 31, 2014 is approximately $7 million. Deferred taxes have not been provided for such tax-exempt income, as those earnings can be recovered tax-free and the Company expects to ultimately use that means of recovery.

b.	Tax assessments

As of the date of approval of the consolidated financial statements, the Israeli subsidiary has final tax assessments through 2010. Mobileye N.V. has final tax assessments through 2012, and the Cypriot subsidiary has final tax assessments through 2008. All other Company's subsidiaries have not been assessed since incorporation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income (continued):

c.	Carry-forward tax losses

Deferred tax assets on carry-forward losses for tax purposes are recognized if the utilization of the relevant tax benefit through a future taxable income is expected.

Carry-forward tax losses related to the Cypriot subsidiary totaled approximately $23,779 thousand as of December 31, 2013. As of December 31, 2013 the Company recorded deferred taxes in respect of those losses as management believed that it is probable that the related tax benefit will be utilized through future taxable profits. During the year ended December 31, 2014, the Company fully utilized all of the carryforward tax losses of $23,779 related to the Cypriot subsidiary.

d.	Income taxes recognized in statement of operations:

	2014	2013
Current tax:
Current tax expenses on profit or loss for the year	(10,028)	(749)
Total current tax	(10,028)	(749)
Deferred tax:
Origination and reversal of temporary differences	(2,886)	3,081
Total deferred tax	(2,886)	3,081
Income tax benefit (expenses)	(12,914)	2,332

e.	Deferred income taxes

The analysis of deferred tax assets is as follows:

	2014	2013
Deferred tax assets:
Deferred tax asset to be recovered within 12 months:
Net operating losses carryforward	100	2,972
Stock based compensation	313	-
Exchange rate differences	(545)	42
Employee related and accrued expenses	115	53
	(17)	3,067
Deferred tax assets to be recovered after more than 12 months:
Retirement benefit obligation, net	83	165
Stock based compensation	136	-
	219	165

	202	3,232

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5 - Taxes on income (continued):

The gross movement on the deferred income tax account is as follows:

	2014	2013
At January 1:	3,232	100
Income statement charge	(2,886)	3,050
Re-measurements of post-employment benefit liabilities recognized as other comprehensive income	(144)	82
At December 31	202	3,232

f.	Taxes on income reconciliation

A reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate to taxes on income as reported in the statements of operations:

	Year ended December 31
	2014	2013
	U.S. dollars in thousands

Income (loss) before taxes on income as reported in the statements of operations	(17,138)	17,401
Statutory tax rate in the Netherlands for year ended December 31, 2013 and weighted average income tax rate for the year ended December 31, 2014 *	26.4%	25%
Theoretical tax benefit (taxes on income)	4,524	(4,350)
Increase (decrease) in taxes on income resulting from:
Tax adjustment for foreign subsidiaries subject to a different tax rate	(3,605)	1,288
Usage of carry forward tax losses in the Cypriot subsidiary	-	3,276
First time creation of deferred tax asset relating to carry forward tax losses in the Cypriot subsidiary	-	2,574
Non-deductible expenses and other permanent differences	(8,442)	(34)
Increase in uncertain tax position, net	(5,151)	(434)
Other	(240)	12
Benefit (taxes) on income as reported in the statements of operations	(12,914)	2,332

* The theoretical tax benefit (taxes on income) for the year ended December 31, 2014 computed on pre-tax income or loss at the weighted average tax rate has been calculated as the sum of the pre-tax income in the Netherlands and Israel multiplied by that jurisdiction’s applicable statutory tax rate. The statutory tax rates by jurisdiction were 26.5% for Israel and 25% for the Netherlands.

32

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 - Supplementary balance sheet information

a.	Property and equipment

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2014, are as follows

	Cost				Accumulated depreciation
					Balance
	at			Balance	at			Balance	Depreciated cost
	beginning			at end of	beginning			at end of	December 31
	of year	Additions	Disposals	year	of year	Additions	Disposals	year	2014	2013
	U.S dollars in thousands

Computers, Vehicles and electronic Equipment	9,979	4,486	-	14,465	6,224	2,157	-	8,381	6,084	3,755
Office furniture and equipment	544	121	-	665	187	7	-	194	471	357
Leasehold improvements	2,928	913	-	3,841	1,365	309	-	1,674	2,167	1,563
Equipment	355	121	-	476	333	78	-	411	65	22
	13,806	5,641	-	19,447	8,109	2,551	-	10,660	8,787	5,697

Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein in 2013, are as follows

	Cost				Accumulated depreciation
					Balance
	at			Balance	at			Balance	Depreciated cost
	beginning			at end of	beginning			at end of	December 31
	of year	Additions	Disposals	year	of year	Additions	Disposals	year	2013	2012
	U.S dollars in thousands

Computers, Vehicles and electronic Equipment	7,396	2,689	(106)	9,979	4,987	1,321	(84)	6,224	3,755	2,409
Office furniture and equipment	490	54	-	544	147	40	-	187	357	343
Leasehold improvements	2,769	159	-	2,928	1,111	254	-	1,365	1,563	1,658
Equipment	355	-	-	355	254	79	-	333	22	101
	11,010	2,902	(106)	13,806	6,499	1,694	-	8,109	5,697	4,511

33

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 6 - Supplementary balance sheet information (continued):

b. Other long term assets

	Balance at
	December 31
	2014	2013
	U.S dollars in thousand
Long term pre-paid expenses	717	81
Deferred tax	202	3,232
Other Long term assets	339	187
	1,258	3,500

	December 31
	2014	2013
	U.S dollars in thousand
c. Inventory

Raw materials and work in process	2,079	2,669
Finished goods and spare parts	15,547	8,685
	17,626	11,354

d. Other current assets

	December 31
	2014	2013

Institutions*	1,026	770
Prepaid expenses	1,948	1,260
Receivable from R&D participation	5,277	1,409
Sundry	964	561
	9,215	4,000

* Includes mainly VAT and Tax authorities.

	December 31,
	2014	2013
	U.S. dollars in thousands
e. Account payable and accrued expenses
Account payable	12,016	7,550
Accrued expenses	5,854	3,543
	17,870	11,093

f. Other current Liabilities
Institutions	2,215	90
Deferred income	1,303	1,052
Advances from customers	1,180	299
Other	1,041	-
	5,739	1,441

34

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 7 - Supplementary statement of operations information

a. Expenses by nature

	Year ended December 31
	2014	2013
	U.S dollars in thousand
Payroll and Related	91,402	24,370
Materials and subcontractors	43,220	19,344
change in inventories	(6,291)	2,079
Marketing expenses	1,608	794
Professional fees	11,537	9,813
Travel abroad	2,332	1,885
Depreciation	2,551	1,694
Other	11,131	6,208
Total cost of revenue, sales and marketing and general and administrative expenses	157,490	66,187

Research and development reimbursements of $9,884 thousand and $10,511 thousand were offset against research and development costs in the years ended in December 31, 2014 and 2013, respectively.

b. Financial income (expenses)

Financial costs:

Bank interest and commission	(199)	(218)
Foreign exchange rate differences	(4,961)	-
Other	(114)	-
Total financial expenses	(5,274)	(218)
Financial income:

Gains from sales of marketable securities reclassified from OCI	718	767
Interest income on short-term bank deposits	384	247
Interest income from marketable securities	887	786
Foreign exchange rate differences	-	761
Total financial income	1,989	2,561
Financial income (expenses), net	(3,285)	2,343

35

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 8 – Marketable securities

Marketable securities are classified as available-for-sale financial assets. The fair value of marketable securities is based on quoted market prices in active markets (level 1). Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

As of December 31, 2014, the Company held government and corporate debt securities with an aggregated cost of $33,228 thousand and an aggregated fair value of $32,895 thousand. The gross unrealized gains and losses as of December 31, 2014 were $68 thousand and $249 thousand, respectively. During the year ended December 31, 2014, the Company recognized impairment of $152 thousand related to debt securities.

As of December 31, 2013, the Company held debt securities and equity securities. The cost, aggregate fair value and unrealized holding gains and losses by major security types were as follows:

	As of December 31, 2013
	Cost	Aggregate fair value	Unrealized gains, net
	U.S. dollars in thousands
Government and corporate debentures	45,518	46,114	596
Other	588	604	16
	46,106	46,718	612

The maximum exposure to credit risk at the reporting date is the carrying value of the debt securities classified as available for sale.

36

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Retirement benefits obligation

a.	Defined benefit plan

Labor laws and agreements require the Israeli subsidiary to pay severance pay and/ or pensions to employees dismissed or retiring from their employ in certain other circumstances. The obligation of the Israeli subsidiary to pay retirement benefits is treated as a defined benefit plan.

The amounts of the benefits to be received by an employee who is entitled to severance pay upon retirement are based on the number of years of employment and the last salary of this employee. This liability is partially covered by deposits with managerial insurance policies. The net amount of the liability for severance pay included in the statement of financial position as of December 31, 2014 and 2013 reflects the difference between the severance pay liability and the plan's assets fair value.

b.	Defined contribution plan

The US subsidiary has a defined contribution retirement plan (the Contribution Plan) under the provisions of Section 401(k) of the Internal Revenue Code (Code) that covers eligible U.S. employees as defined in the Contribution Plan. Participants may elect to contribute up to a maximum amount prescribed by the Code. The US subsidiary, at its discretion, makes matching contributions equal to the mandatory minimum 3% non-elective (employer level) safe harbor contribution of the participants annual compensation. For the years ended December 31, 2014, 2013 the US subsidiary made 401(k) Plan contributions of approximately $56 thousand and $87 thousand respectively.

37

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Retirement benefits obligation (continued):

c.	Liability for severance pay under defined benefit plan

The amounts recognized in the balance sheet were determined as follows:

	December 31
In thousand U.S dollars	2014	2013
Present value of funded obligations	9,004	9,771
Fair value of plan assets	7,906	7,012
Liability in the balance sheet	1,098	2,759

Changes in that part of the severance pay and pension liabilities that constitute a defined benefit plan in the reported years are as follows:

In thousand U.S dollars	2014	2013
Balance at beginning of year	9,771	6,019
Current service cost	1,753	1,347
Interest expense	423	325
Exchange differences	(998)	502
	10,949	8,193
Re-measurements:
Loss (gain) from change in financial and demographic assumptions	(1,049)	647
Experience (gains)/losses	(781)	1,209

Payments:
payments made from plan assets	(106)	(277)
payments made from non-plan assets	(9)	(1)
Balance at end of year	9,004	9,771

Changes in the fair value of plan assets in the reported years are as follows:

In thousand U.S dollars	2014	2013
Balance at beginning of year	7,012	4,867
Interest income	328	271
Exchange differences	(713)	413
Contributions-
Employer	1,620	1,428

Payments-
payments made from plan assets	(106)	(277)

Re-measurements:
Return on plan assets, excluding amounts included in interest expense	(235)	310
Balance at end of year	7,906	7,012

38

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 9 – Retirement benefits obligation (continued):

The amounts recognized in the statements of income in the reported periods were as follows:

In thousand U.S dollars	2014	2013
Current service cost	1,753	1,347

Interest costs	95	54
Exchange differences	(284)	89
Total recognized in the statements of income	1,564	1,490

The significant actuarial assumptions were as follows:

	December 31, 2014	December 31, 2013
Discount rate	3.77%	4.912%
Inflation	1.77%	2.47%
Salary growth rate	5%	7%
Pension growth rate	3.77%	4.912%

Termination Rates for December 31, 2014 and 2013 depends on the employee date of employment. When occupation date is before/equal to 31 Dec 2004: 2.00%; When occupation date is after 31 Dec 2004: 11.00%.

Note 10 - Commitments and contingent liabilities

Commitments:

a.     Lease agreements

In September 2013, the Israeli subsidiary exercised its option to extend the existing operating lease agreement for a period of additional 5 years until the end of February 2019. In July 2014, the Israeli subsidiary came to an agreement with the lessor with regards to the lease terms, which included an amendment to the lease payments rate, as well as the lease of an additional space. The Israeli subsidiary was also granted with an option to extend the lease term for an additional five year period, at then-current market rates.

As part of this agreement the Israeli subsidiary had secured a bank guarantee in the amount of approximately $1,283 thousand (denominated in NIS).

Rent expenses for the Company for the years ended December 31, 2014 and 2013 were $2,211 thousand and $1,447 thousand, respectively.

The Israeli subsidiary subleases to a related party, which is an entity co-founded by the Chairman of the Board and CTO and the President and CEO of the Company ("the Company's founders") 850 square meters (approximately 9,000 square feet) from the Israeli subsidiary for monthly rent of $29 per square meter. The lease expires on August 1, 2015 with automatic one year renewals. The Company believes the sublease terms are comparable to those that would have been reached in an arm’s-length negotiation.

39

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10 - Commitments and contingent liabilities (continued):

Future minimum annual lease commitments under all of the Company's operating lease agreements are as follows:

U.S. dollars in thousands
Years ending December 31:
2015	2,141
2016	2,097
2017	2,082
2018	2,082
2019	347
8,749

Other lease agreements

The Israeli subsidiary leases vehicles under vehicle operating lease agreements.

Vehicles lease expenses for the Company for the years ended December 31, 2014 and 2013 were $661 thousand and $600 thousand, respectively.

Future minimum annual lease commitments under operating lease agreements are as follows:

U.S. dollars in thousands
Years ending December 31:
2015	425
2016	317
2017	171
913

b.	Royalty and commissions bearing agreements

The Company signed a number of license agreements and technology transfer agreements with third parties. The agreements allow the Company to utilize and leverage the third parties’ technology in order to integrate it into the Company’s products (“Integrated Product”). In consideration thereof, the Company is obligated to pay royalties to each of the third parties, for each unit of the applicable Integrated Product sold to other parties. As a result, the Company recorded during the years ended December 31, 2014 and 2013, expenses of approximately $1,768 thousand and $920 thousand in the financial statements, respectively. These expenses are classified as a component of cost of revenues.

In connection with multiple contractor and agent agreements, the Company is committed to pay commissions ranging between 1% and 3% of the direct sales earned directly as a result of these agreements. These expenses are classified as a component of sales and marketing.

c.	Bank guarantees

The Israeli subsidiary had secured several bank guarantees in a total amount of approximately $1,599 thousand (denominated in NIS) mainly in connection with a lease agreement and the employment encouragement plan of the Israeli Ministry of Industry, Trade and Labor plan it had undertaken.

40

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 10 - Commitments and contingent liability (continued):

d.	Contingent liabilities:

In October 2012, the Cypriot and Israeli subsidiaries received a lawsuit filed by a former consultant of the Cypriot subsidiary, claiming Euro 260 thousand (approximately $340 thousand) for early termination of the consultancy agreement, reputational damages and interest. On January 22, 2014, the Court rejected the former consultant’s claim and the case was dismissed.

Note 11 - Shareholders’ equity

Share capital - composition

a.	As of December 31, 2014, the issued share capital of the Company is composed of Ordinary shares at EUR 0.01 par value. As of December 31, 2013, the issued share capital of the Company was composed of Class A Ordinary shares (with no liquidation preference), Ordinary shares (with liquidation preference), Class B, C, D, E, F1 and F2 shares, all at EUR 0.01 par value.

	Number of shares		U.S dollars in thousands
		Issued and	Issued and
	Authorized	paid up	paid up
	December 31, 2014
Ordinary shares	1,012,565,725	214,554,061	2,511
	1,012,565,725	214,554,061	2,511

	Number of shares		U.S dollars in thousands
		Issued and	Issued and
	Authorized	paid up	paid up
	December 31, 2013
Ordinary shares (with liquidation preference)	200,000,000	60,559,715	680
Class A Ordinary shares	100,000,000	32,070,835	345
Class B Ordinary shares	25,000,000	6,703,520	75
Class C Ordinary shares	25,000,000	3,390,490	35
Class D Ordinary shares	50,000,000	32,164,955	415
Class E Ordinary shares	20,000,000	11,749,700	155
Class F1 Ordinary shares	15,000,000	14,326,650	165
Class F2 Ordinary shares	65,000,000	41,547,280	480
	500,000,000	202,513,145	2,350

41

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

b.	On August 6, 2014, the Company completed its IPO. For additional information see note1.

c.	In July 2014, the Company’s shareholders approved a five-for-one stock split of all classes of the Company’s shares, which was effective July 10, 2014. The stock split had the following effects: (i) each outstanding share of any class was increased to five shares of the same class; (ii) each outstanding warrant or option to purchase Ordinary shares was proportionately increased on a five-for-one basis; and (iii) the exercise price of each outstanding warrant or option to purchase Ordinary shares was proportionately decreased on a one-for-five basis. All of the share and per share amounts have been adjusted, on a retroactive basis, to reflect this stock split.

As part of the stock split, the shareholders approved an increase to the number of authorized shares of all classes of shares to 500,000,000 shares authorized of which 200,000,000 are authorized ordinary shares, 100,000,000 are authorized class A shares, 25,000,000 are authorized class B shares, 25,000,000 are authorized class C shares, 50,000,000 are authorized class D shares, 20,000,000 are authorized class E shares, 15,000,000 are authorized class F1 shares and 65,000,000 are authorized class F2 shares. The accompanying financial statements and notes to the financial statements give retroactive effect to these increases for all periods presented.

In addition, in July 2014, the Company’s Articles were amended to convert all classes of shares into one class of Ordinary shares on a 1:1 basis and the Company’s shareholders approved the increase to the number of authorized shares into 1,012,565,725 Ordinary shares, each at EUR 0.01 par value.

d.	On August 15, 2013 the Company amended its Articles of Association. Accordingly, the authorized shares were divided differently among the different classes of shares (while the total authorized share capital remained the same). Following this amendment, authorized shares are as follows: 100,000,000 class A shares, 200,000,000 Ordinary shares, 25,000,000 class B shares, 25,000,000 class C shares, 50,000,000 class D shares, 20,000,000 class E shares and 80,000,000 class F shares divided into (i) 15,000,000 F1 shares and (ii) 65,000,000 F2 shares.

e.	Prior to the IPO, in August 2014, the Company had different classes of shares, all of which converted to Ordinary shares on a one-to-one basis in connection with the IPO. Significant terms were as follows:

Voting

The holders of Ordinary Shares (with liquidation preference), and Class A, B, C, D, E, F1 and F2 Ordinary shares had identical voting rights. The holders of class D shares had a veto right with respect to certain related party transactions and the right to designate a director of the Company. The holders of F1 shares had the right effectively to designate a director of the Company. The holders of Class D shares and Class F shares had the right to veto further issuances of Class D shares and Class F shares, respectively. All of the special rights described above were terminated upon the closing of the IPO on August 6, 2014.

42

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

Conversion

Each holder of Class B, C, D, E, F1 and F2 shares shall had the right, at any time and from time to time, to convert each share held by the holder into one fully paid and non-assessable Ordinary share (with liquidation preference). The Class A shareholders had the right to convert to Ordinary shares (with liquidation preference), however, their shares did not have any additional rights nor liquidation preference as a result of such conversion. Immediately prior to the IPO, all shares of the Company were automatically converted into Ordinary shares, with no effective liquidation rights.

Anti-Dilution Rights

Certain Ordinary shares (with liquidation preference), and certain Class B, C, D, E, F1and F2 shares had certain contractual anti-dilution rights.

At any time prior to an initial public offering of the Company’s securities, in the event the Company issued any shares to a third party in return for an investment (the “Subsequent Investment”) and the Subsequent Investment is made based on a price per share of less than the “Adjusted Price Per Share” (as defined in the relevant Investment Agreement to which a shareholder is a party), then the Investors (as defined in the relevant agreement) shall be issued additional shares of the Company of the relevant class of shares held by such shareholder, for no further consideration, such that the number of shares of the relevant class held by such Investor shall be increased to such number of shares as such Investor would have held had it originally purchased such shares for the lower price at which shares are proposed to be issued.

The anti-dilution feature was an embedded derivative and therefore should have been recognized and subsequently measured at fair value through profit or loss. The fair value of this derivative was immaterial.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, the Company undertook that (i) each holder of Class B and Ordinary shares (with liquidation preference) that is a party to an investment agreement providing for a liquidation preference and (ii) each holder of Class C, D, E, F1 and F2 shares shall be entitled to receive, out of the assets of the Company invested by such holder in the Company (the “Consideration Amount of such holder). Such distribution will be made pro rata to all holders entitled to a liquidation preference, until each holder has received the full Consideration Amount to which it is entitled, after which such holder will not participate in the preferential distribution. After the full preferential amount referred to above has been distributed to all shareholders entitled thereto, the Company’s remaining assets and funds available for distribution will be distributed pro rata to all shareholders. There was no deemed liquidation that requires redemption of the shares.

43

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

f.	Following is a summary of the equity activity for the years ended December 31, 2014 and 2013:

	Ordinary shares	Class A Ordinary shares	Class B Ordinary shares	Class C Ordinary shares	Class D Ordinary shares	Class E Ordinary shares	Class F1 Ordinary shares	Class F2 Ordinary shares	Ordinary shares (with liquidation preference)
	Number of shares – issued and outstanding

Balance, as of December 31, 2012		40,190,595	11,913,135	4,818,795	43,469,535	14,047,435	—	—	77,546,385
Exercise of options		—	—	—	—	—	—	—	6,229,270
Issuance of F1 shares		—	—	—	—	—	4,297,995	—	—
Investment transaction (see note 11(g))		(8,119,760)	(5,209,615)	(1,428,305)	(11,304,580)	(2,297,735)	10,028,655	41,547,280	(23,215,940)
Balance, as of December 31, 2013		32,070,835	6,703,520	3,390,490	32,164,955	11,749,700	14,326,650	41,547,280	60,559,715

Exercise of options – prior to IPO	—	—	—	—	—	—	—	—	1,463,051
Conversion upon IPO closing	203,976,196	(32,070,835)	(6,703,520)	(3,390,490)	(32,164,955)	(11,749,700)	(14,326,650	(41,547,280	(62,022,766)
IPO	8,325,000	—	—	—	—	—	—	—	—
Exercise of options – commencing IPO	2,252,865	—	—	—	—	—	—	—	—
Balance, as of December 31, 2014	214,554,061	—	—	—	—	—	—	—	—

44

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

g.	Investment transactions

On June 28, 2013, the Company entered into a share purchase agreement with an investor pursuant to which the Company agreed to sell and issue to the investor 4,297,995 Class F1 Shares par value EUR 0.01 each, at a purchase price of $6.98 per share and total consideration of $30,000,000.  On the same day, investors, including the investor in the preceding sentence, entered into an agreement with the Company and a newly formed Dutch private company, Driving Momentum BV (“Newco”), which owned 500 Ordinary shares of the Company pursuant to which Newco agreed to sell to the investors an aggregate of 10,028,655 Class F1 and 41,547,280 Class F2 shares. NewCo then purchased 51,575,935 issued and outstanding Class A, Ordinary Shares , Class B, Class C, Class D and Class E shares of the Company from existing shareholders, at a purchase price of US $6.61 (net of expenses) per share. Newco converted the 51,575,935 shares it had acquired from the existing shareholders into 10,028,655 Class F1 and 41,547,280 Class F2 shares. The closing of the purchase of the 4,297,995 F1 shares from the Company and the 10,028,655 Class F1 and 41,547,280 Class F2 shares from Newco occurred on August 22, 2013.  The repurchase conversion and sale of the shares took place simultaneously. Subsequent to the completion of these transactions, Newco, which did not have any substantive net assets, was merged with the Company. This transaction was accounted for as benefit to participating shareholders of the Class A, B, C, D, E and Ordinary shares. See note 2t.

h.	Share based payments

The Company has adopted a stock option plan (the “2003 Plan”), whereby up to 11% (out of the Company’s issued and outstanding aggregate number of shares of all classes) options may be granted to employees and service providers for purchase of the Company’s Ordinary shares. In May 2014, the Company increased the pool of options to be available under the 2003 Plan to up to 18% of the issued and outstanding shares of the Company. Under the terms of the 2003 Plan, the board of directors or the designated committee will grant options and will determine the period over which options become exercisable and the exercise terms. The Company usually grants options that vests over a period of 4.5 years and expires 7 years after grant. Each option can be exercised into one Ordinary share EUR 0.01 par value of the Company.

In December 2014, the board of directors approved and the Company adopted its 2014 Equity Incentive Plan (the "2014 Plan"). Under the 2014 Plan, the board of directors or the designated committee will grant stock options, restricted shares and restricted share units ("RSUs"). The total number of shares available under both the 2003 Plan and the 2014 Plan shall not exceed 38,619,123. Generally, the 2014 Plan provides for options that vests over a period of 4.5 years and expires 7 years after grant and for RSUs that vests over a period of 3 years. Each option can be exercised into one Ordinary share EUR 0.01 par value of the Company. No additional awards will be granted under the 2003 Plan.

45

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

Both of the Plans with respect to Israeli employees are intended to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. In accordance with the capital gain track chosen by the Company and pursuant to the terms thereof, the Company is not allowed to claim, as an expense for tax purposes, the amounts credited to employees as a benefit, including amounts recorded as salary benefits in the Company’s accounts, in respect of options granted to employees under the Plans — with the exception of the work-income benefit component, if any, determined on the grant date. Options granted to employees from other countries are subject to similar terms with certain changes required for local regulations.

The following table summarizes information about options under the Company’s plan outstanding at December 31, 2014 and 2013:

					Weighted average	Weighted average
					remaining	remaining
	Number outstanding at		Number exercisable at		contractual life	contractual life
Exercise price	December 31		December 31		(in years)	(in years)
(US $)	2014	2013	2014	2013	2014	2013
0.096 – 0.376	2,064,619	2,669,525	1,959,619	2,529,525	2.20	3.09
0.554 – 0.776	558,620	697,175	558,620	697,175	2.00	3.0
1.13 – 2.991	2,270,460	3,067,975	2,270,460	3,039,025	1.96	3.0
3.7	7,480,320	9,963,295	6,305,750	2,442,535	4.60	5.69
6.98 – 7.1	13,783,600	1,096,500	4,087,525	3,440	6.07	7.0
25 – 36.83	625,100	-	-	-	6.58	-
	26,782,719	17,494,470	15,181,974	8,711,700

Following is a summary of the status of the option plan as of December 31, 2014 and 2013 and the changes during the years ended on those dates.

	2014		2013

	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Options outstanding at beginning of year	17,494,470	2.97	12,909,925	1.5
Changes during the year:
Granted	13,455,700	7.82	11,054,315	3.99
Exercised	(3,715,916)	2.73	(6,229,270)	1.71
Forfeited	(451,535)	3.43	(240,500)	3.47
Options outstanding at end of year	26,782,719	5.44	17,494,470	2.97
Options exercisable at year-end	15,181,974	3.79	8,711,700	1.89

46

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

On January 13, 2014 the Company granted the Company's founders, who are also shareholders, 11,500,000 options, exercisable into the same amount of the Company’s Ordinary shares, at an exercise price of $6.98 per share, 3,850,000 options were vested immediately and the remainder vest over two years.

On September 7, 2014 the Company granted four of its directors 200,000 options, exercisable into the same amount of the Company's ordinary shares, at an exercise price of $25.0 per share, which are subject to graded vesting. Those options were granted in the money.

Subsequent to December 31, 2014:

a)	The Company granted to its employee additional 75,650 options exercisable into the same amount of the Company's Ordinary shares, at an average exercise price of $36.49 per share, and 233,505 RSUs.
b)	2,606,443 options were exercised for gross proceeds of approximately $5.2 million.

At December 31, 2014, there were 190,000 options outstanding with a weighted average exercise price of $4.17 and weighted average remaining contractual life of 2.95 years, which were granted to service providers. At December 31, 2014, 100,000 of these options were exercisable.

The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	Year ended December 31
	2014	2013
Risk-free interest rate	0.7% – 2.17%	0.19%-2.74%
Expected option term	3.82 – 7.27 years	1-12.35 years
Expected price volatility	36% – 55%	42%-53%
Dividend yield	0%	0%
weighted average fair value at the date of grant	$7.28	$2.22

The Company’s computation of expected volatility was based on comparable companies. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Share-based compensation expenses included in the Company’s Statements of Operations were:

	Year ended December 31
	2014	2013
	U.S. dollars in thousands
Cost of Revenues	27	16
Research and development, net	6,130	2,320
Sales and marketing	5,201	5,861
General and administrative	65,495	4,934
Total stock-based compensation	76,853	13,131

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 11 - Shareholders’ equity (continued):

During December 2013, the Company’s Board of Directors approved the modification of certain outstanding stock options previously granted to employees and service providers. The modification was for the extension of all outstanding options with a termination date earlier than December 31, 2014. The options will now expire on December 31, 2016. The modification resulted in compensation expense of $823 thousand that was recorded during the year ended December 31, 2013 and included in the above table.

In connection with the closing of the IPO and in accordance with their original terms, the vesting period for certain options was accelerated such that options to purchase 4,950,000 Ordinary shares vested and became exercisable upon the closing of the IPO. Of the 4,950,000 options, options to purchase 3,375,000 Ordinary shares were granted to the Company’s founders who are also shareholders. The acceleration resulted in compensation expense of $6.6 million that was recorded during the year ended December 31, 2014 and included in the above table.

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 12 - Related parties

Key management includes directors (executive and non-executive).

The compensation paid or payable to key management for employee services is shown below:

	2014	2013
	U.S. dollars in thousands
Salaries and social benefits	609	696
Stock based compensation	66,990	9,710
Total compensation	67,599	10,406

NOTE 13 - Segment Information

The Company operates under two operating segments: (i) Original Equipment Manufacturing (“OEM”) and (ii) After Market (“AM”).

The Company’s chief operating decision-maker (CEO of the Company) evaluates performance, makes operating decisions and allocates resources based on the financial data of these operating segments in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Segment performance reported excludes stock-based compensation.

The measure of assets has not been disclosed for each segment as it is not regularly reviewed by the CODM.

a.	The following is segment results for the years ended December 31, 2014 and 2013:

	Year ended December 31, 2014
			Amounts not allocated to segments
	OEM	AM	Stock-based compensation expenses	Adjustment to IFRS	Consolidated
	U.S. dollars in thousands
Revenues	121,799	21,838			143,637
Cost of revenues	30,293	6,720	27		37,040
Gross profit	91,506	15,118			106,597
Research and development, net	28,995	1,805	6,130	(679)	36,251
Sales and Marketing	560	7,151	5,201	(91)	12,821
General and administrative	5,038	904	65,495	(59)	71,378
Segment performance	56,913	5,258			(13,853)
Financial income (expenses), net					(3,285)
Loss before taxes on income					(17,138)

49

MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - Segment Information (continued):

	Year ended December 31, 2013
			Amounts not allocated to segments
	OEM	AM	Stock-based compensation expenses	Adjustment to IFRS	Consolidated
	U.S. dollars in thousands
Revenues	63,290	17,955			81,245
Cost of revenues	15,907	5,207	16		21,130
Gross profit	47,383	12,748			60,115
Research and development, net	18,362	1,627	2,320	113	22,422
Sales and Marketing	337	6,133	5,861	18	12,349
General and administrative	4,767	576	4,934	9	10,286
Segment performance	23,917	4,412			15,058
Financial income (expenses), net					2,343
Loss before taxes on income					17,401

b.	Total revenues based on the country that the product is shipped to were as follows:

	2014	2013

USA	77,680	52,679
Japan	2,476	9,642
Sweden	16,356	8,743
United Kingdom	20,404	724
Netherlands	307	52
EUROPE – other	6,310	3,692
Israel	12,512	1,995
APAC – other	5,999	2,105
South America	1,267	1,496
Africa	326	117
	143,637	81,245

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MOBILEYE N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - Segment Information (continued):

c.	Major Customers

Revenues from major customers each of whom amount to 10% or more of total revenues reported in the financial statements (all related to OEM segment):

	2014	2013

Revenues from major customers	103,713	56,941
Percent of total revenues
Customer A	33%	18%
Customer B	23%	34%
Customer C	11%	11%
Customer D	*	*

* Less than 10%.

The balance due from Customer A, the Company’s major customer, accounted for 36% and 40% of the accounts receivables at December 31, 2014 and December 31, 2013, respectively.

d.	Substantially all of the Company's property and equipment are located in Israel as of December 31, 2014 and December 31, 2013.

NOTE 14 – Basic and diluted loss per share

Basic earnings (losses) per share are presented in conformity with the two-class method required for participating securities for the periods prior to their conversion upon the Company’s IPO in August 2014, when all classes of shares were converted to Ordinary shares. Under the two-class method, the earnings per share for each class of shares are calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. In addition, since all classes other than Class A Ordinary shares, did not participate in losses, for the year ended December 31, 2014 these shares are not included in the computation of basic loss per share.

Basic earnings (losses) per share are computed by dividing net income or loss applicable to ordinary shareholders by the weighted average number of Class A ordinary shares outstanding for each period prior to the Company’s IPO and by the weighted-average number of ordinary shares for the periods commencing on the Company’s IPO.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – Basic and diluted loss per share (continued):

Diluted earnings (losses) per share are calculated by dividing net income or loss applicable to ordinary shareholders by the fully-diluted weighted-average number of Class A ordinary shares outstanding during each period prior to the Company’s IPO and by the weighted-average number of ordinary shares for the periods commencing on the Company’s IPO.

For the years ended December 31, 2014 and 2013, all outstanding options and all Ordinary shares (with liquidation preference) and Class B, C, D, E, F1 and F2 shares were excluded from the calculation of the diluted earnings per share, since their effect was anti-dilutive.

	Year ended December 31,
	2014	2013
	U.S. dollars in thousands
	except per share data
Net income (loss) attributed to shareholders of the parent company	(30,052)	19,733
Basic and diluted loss per share:
Amount allocated to participating shareholders	—	(15,954)
Adjustment as a result of benefit to participating shareholders *	—	(229,832)
Net loss applicable to Ordinary shares for 2014 and applicable to Class A Ordinary Share for 2013	(30,052)	(226,053)
Weighted Average Number Of Shares Used In Computation Of Loss Per Ordinary Share For 2014 And Per Calss A Ordinary Shares For 2013 And 2012	107,942	37,477
Basic and diluted loss per share	(0.28)	(6.03)

* During the year ended December 31, 2013, as a result of the investment transaction described in note 11g, the Company redeemed 43,456,175 aggregate shares of classes B, C, D, E and Ordinary shares (with liquidation preference), which were subsequently converted to Class F1 and Class F2 shares and sold to new investors. In connection with this redemption, the Company transferred value to the preferred shareholders, which was calculated as the difference between (1) the fair value of consideration transferred and (2) the carrying value of the 43,456,175 shares of classes B, C, D, E and Ordinary shares (with liquidation preferences) surrendered. The difference, in the amount of $230 million, was recorded as a reduction to net income applicable to Class A Ordinary shares used to calculate basic and diluted loss per share.

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MOBILEYE N.V.

BALANCE SHEETS

(After appropriation of results)

As of December 31

In thousand U.S dollars	2014	2013
Assets
Financial fixed assets
Investment in subsidiaries	146,741	97,974
Total non-current assets	146,741	97,974
Receivables
Receivable from subsidiaries	-	5,081
Other receivables	974	1
	974	5,082

Cash	292,127	38,527
Total current assets	293,101	43,609

Total assets	439,842	141,583

Equity
Share capital	2,511	2,350
Additional paid-in capital	523,324	240,572
Other reserves	(181)	612
Accumulated deficit	(131,130)	(102,529)
Shareholders’ equity	394,524	141,005
Long term accrued severance pay	39	22
Total non-current liabilities	39	22
Payable to subsidiaries	43,683
Other trade payables	1,596	556
Total current liabilities	45,279	556
Total liabilities	45,318	578
Total equity and liabilities	439,842	141,583

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MOBILEYE N.V.

INCOME STATEMENTS

For the year ended December 31
In thousand U.S dollars	2014	2013

Share of profit (loss) of investments after tax	(27,504)	19,843
Other income (expense) after tax	(2,548)	(110)
Profit (Loss) for the year	(30,052)	19,733

54

MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS

Note 1 - General

1.1 Reporting entity

The financial statements of Mobileye N.V. (the ‘Company’) are included in the consolidated statements of Mobileye.

1.2 Basis of preparation

The company financial statements have been prepared in accordance with Part 9, Book 2 of the Dutch Civil Code. In accordance with subarticle 8 of article 362, Book 2 of the Dutch Civil Code, the company’s financial statements are prepared based on the accounting principles of recognition, measurement and determination of profit, as applied in the consolidated financial statements. These principles also include the classification and presentation of financial instruments, being equity instruments or financial liabilities.

As the financial data of the company are included in the consolidated financial statements, the income statement in the company financial statements is presented in its condensed form (in accordance with article 402, Book 2 of the Dutch Civil Code).

In case no other policies are mentioned, refer to the accounting policies as described in the accounting policies in the consolidated financial statements of this Annual Report. For an appropriate interpretation, the company financial statements of Mobileye NV should be read in conjunction with the consolidated financial statements.

All amounts are presented in $’000, unless stated otherwise.

The company prepared its consolidated financial statements in accordance with the International Financial Reporting Standards (‘IFRS’) as adopted by the European Union.

1.3 Significant accounting policies

1.3.1.   Investments in consolidated subsidiaries

Investments in consolidated subsidiaries are entities (including intermediate subsidiaries and special purpose entities) over which the company has control, i.e. the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are recognized from the date on which control is transferred to the company or its intermediate holding entities. They are derecognized from the date that control ceases.

The company applies the acquisition method to account for acquiring subsidiaries, consistent with the approach identified in the consolidated financial statements. The consideration transferred for the acquisition of a subsidiary is the fair value of assets transferred, liabilities incurred to the former owners of the acquiree and the equity interests issued by the company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in an acquisition are measured initially at their fair values at the acquisition date, and are subsumed in the net asset value of the investment in consolidated subsidiaries. Acquisition-related costs are expensed as incurred.

55

MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 1 - General (continued):

Investments in consolidated subsidiaries are measured at net asset value. Net asset value is based on the measurement of assets, provisions and liabilities and determination of profit based on the principles applied in the consolidated financial statements.

When an acquisition of an investment in a consolidated subsidiary is achieved in stages, any previously held equity interest is re measured to fair value on the date of acquisition. The re measurement against the book value is accounted for in the income statement.

When the company ceases to have control over a subsidiary, any retained interest is re measured to its fair value, with the change in carrying amount to be accounted for in the income statement.

When parts of investments in consolidated subsidiaries are bought or sold, and such transaction does not result in the loss of control, the difference between the consideration paid or received and the carrying amount of the net assets acquired or sold, is directly recognized in equity.

1.3.2.   Investments; recognition of losses

When the company’s share of losses in an investment equals or exceeds its interest in the investment, (including separately presented goodwill or any other unsecured non-current receivables, being part of the net investment), the company does not recognize any further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the investment. In such case the company will recognize a provision.

1.3.3.   Investments; unrealized gains and losses

Unrealized gains on transactions between the company and its investments in consolidated subsidiaries are eliminated in full, based on the consolidation principles. Unrealized gains on transactions between the company and its investments in associates are eliminated to the extent of the company’s stake in these investments.

Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the assets transferred.

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NOTES TO FINANCIAL STATEMENTS (continued)

Note 2 - Shareholders’ equity

	Number of		Additional paid-in	Accumulated	Other
	shares	Amount	capital	deficit	reserves	Total
		U.S. dollars in thousands
Balance at December 31, 2012	191,985,880	2,210	189,953	(120,798)	221	71,586
Changes during 2013:
Exercise of options	6,229,270	85	9,661	-	-	9,746
Stock-based compensation	-	-	13,131	-	-	13,131
Other comprehensive loss	-	-	-	(1,464)	391	(1,073)
Issuance of shares, net of issuance costs	4,297,995	55	27,827	-	-	27,882
Profit for the year	-	-	-	19,733	-	19,733
Balance at December 31, 2013	202,513,145	2,350	240,572	(102,529)	612	141,005
Changes during 2014:
Issuance of Ordinary shares in connection with initial public offering, net of issuance costs of $12.2 million	8,325,000	112	195,797			195,909
Exercise of options	3,715,916	49	10,102			10,151
Stock-based compensation			76,853			76,853
Other comprehensive loss				1,451	(793)	658
Loss for the year				(30,052)		(30,052)
Balance at December 31, 2014	214,554,061	2,511	523,324	(131,130)	(181)	394,524

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

Note 3 - Investment in subsidiaries /Loans to investments

In U.S dollars in thousands	2014	2013
Balance at 1 January	97,974	66,171

Share of profits (losses)	(27,504)	19,843
Stock-based compensation	75,613	12,996
Capital investment		37
Comprehensive income	658	(1,073)
Balance at 31 December	146,741	97,974

Note 4 - List of subsidiaries and associates

The company’s direct investments (and their place of incorporation) comprise the following:

Share in equity
%
Investments in consolidated subsidiaries
Mobileye Inc. (USA, Incorporated at State of Delaware)	100
Mobileye Technologies Ltd. (Cyprus; Registrar of Companies at Nicosia.)	100
Mobileye Vision Technologies Ltd. (Israel; Registrar of Companies at Jerusalem)	100
Mobileye Japan Ltd (Japan)	100
Mobileye Germany GmbH (Germany, Incorporated at Düsseldorf)	100
Mobileye Automotive Products &Services (Shanghai) Co. Ltd (China, Incorporated at Shanghai)	100

Note 5 – Employees

The average number of employees during the years 2014 and 2013 was 4 and 1, respectively, out of which 1 employee was located in the Netherlands in both years.

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NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 – Directors' remuneration

Summary of the Company’s Corporate Governance Structure During the Year 2014

The Company had until July 10, 2014 a two-tier corporate governance system, consisting of a Management Board charged with the day-to-day management of the Company, and a Supervisory Board charged with the supervision of the management of the Company. Since July 10, 2014 the Company has had a one-tier corporate governance system, consisting of a single Board of Directors, composed of executive directors charged with the day-to-day management of the Company and non-executive directors charged with the supervision of the management of the Company.

While the Company’s two-tier corporate governance system was in effect during the year 2014, Vivian Rinat was the sole member of the Company’s Management Board and Amnon Shashua, Ziv Aviram, Peter S. Neustadter, Eyal Desheh, Nicholas Advani, Hagai Greenspoon and Norio Ichihashi were the members of the Company’s Supervisory Board.

Vivian Rinat resigned as the Company’s sole managing director on June 18, 2014. On June 20, 2014 the Supervisory Board appointed Amnon Shashua and Ziv Aviram to manage the Company on an interim basis until the Company’s current one-tier governance system was put in place.

On July 10, 2014 the Company’s current one-tier governance system was established. Effective on that date Amnon Shashua and Ziv Aviram were elected as executive directors, and Peter S. Neustadter and Eyal Desheh were elected as non-executive directors, to the Company’s Board of Directors. Nicholas Advani, Hagai Greenspoon and Norio Ichihashi did not elect to become members of the Company’s new one-tier Board of Directors.

On July 31, 2014, in connection with the initial public offering of the Company’s shares on the New York Stock Exchange (the “IPO”), Eli Barkat, Tomaso Poggio and Judith Richter were elected to the Company’s Board of Directors as non-executive directors.

Director Compensation During the Year 2014

The Company paid Vivian Rinat, the Company’s sole managing director until June 18, 2014, a salary of $14 thousands and $21 thousands for the year ended December 31, 2013. Ms. Rinat did not receive any bonus and/or profit-sharing compensation.

Professor Amnon Shashua and Mr. Ziv Aviram, who served both as members of our one-tier Board of Directors and as members of our Supervisory Board during the year 2014, received the following compensation from the Company and its subsidiaries during the year 2014. Professor Shashua and Mr. Aviram did not receive any compensation as such for serving on the Company’s Board of Directors or Supervisory Board. The figures set forth in the table below thus reflect solely the compensation received by them from the Company’s wholly-owned Israeli subsidiary Mobileye Vision Technologies, Ltd. (“MVT”) for their services as employees of MVT during the relevant period. The table does not include any amounts paid to reimburse Professor Shashua or Mr. Aviram for costs incurred by them in providing services.

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NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 – Directors' remuneration (continued):

	2014	2013	2014	2013	2014	2013	2014	2013
	U.S. dollars in thousands
	Periodically paid remuneration		Pension Contribution and Other Social Benefits		Stock Based Compensation		Total remuneration
Ziv Aviram (Executive Director)	196	364	50	48	29,425	2,253	29,671	2,665
Amnon Shashua (Executive Director)	136	182	111	24	30,615	2,253	30,862	2,459

For the period between 1 August, 2014 and 31 December, 2014 the Company paid $ 21 thousands in cash compensation (i.e. a prorated portion of the $ 50,000 annual cash compensation approved by shareholders) to each of the Company’s non-executive directors for service on the Company’s Board. In addition, Mr. Eyal Desheh received an amount of $32 thousands for service on the Company’s Supervisory Board for the period between 1 January, 2014 and 31 July, 2014. No other members of the Supervisory Board received any compensation from the Company during the year 2014 for their service on the Supervisory Board.

No loans were made by the Company to any directors or members of the Supervisory Board during the year 2014. In addition, the Company did not make any severance payments to any director or member of the Supervisory Board who resigned from his or her position as a director or Supervisory Board member during the course of the year 2014.

Disclosures Concerning Options

Vivian Rinat, the sole managing director of the Company until her resignation on June 18, 2014, held 24,500 options oustanding as of January 1, 2014 and December 31, 2014. For the years ended at December 31, 2014 and 2013, no stock based compensation expenses were recognized with respect of these options.

As of December 31, 2014, each of Professor Amnon Shashua and Mr. Ziv Aviram held options for 2,250,000 shares, which were granted prior to January 1, 2014, and options for 5,875,000 and for 5,625,000 shares, respectively, which were granted during the course of the year 2014, respectively. None of the options was exercised during 2014. See table above for the stock based compensation expenses recognized for years ended at December 31, 2014 and 2013.

As of January 1, 2014 and December 31, 2014, Eyal Desheh held options for 140,000 shares. For the years ended at December 31, 2014 and 2013, stock based compensation expenses of $89 thousands and $132 thousands were recognized with respect of these options, respectively.

Norio Ichihashi, a member of the Company’s Supervisory Board until his resignation on June 15, 2014, held options for 2,050,000 shares as of January 1, 2014, which options Norio Ichihashi exercised during the course of the year 2014. For the years ended at December 31, 2014 and 2013, stock based compensation expenses of $2,993 thousands and $5,069 thousands were recognized with respect of these options, respectively.

No new equity grants were made to either Eyal Deshseh or Norio Ichihashi during the year 2014.

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NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 – Directors' remuneration (continued):

In addition to the options listed above, each of Peter S. Neustadter, Eli Barkat, Tomaso Poggio and Judith Richter received on September 7, 2014 options for 50,000 shares. For the year ended at December 31, 2014, stock based compensation expenses of $217 thousands were recognized with respect of the options of each of the non-executive directors grants.

As of January 1, 2014 options for 17,494,470 shares were held by all participants in the Company’s equity incentive plans, out of which 6,714,500 options were held by directors and 10,779,970 options were held by employees.

Equity grants for a total of 13,455,700 shares at a weighted average exercise price of $ 7.82 per share were made under the Company’s equity incentive plans during the period beginning January 1, 2014 and ending December 31, 2014 (hereafter- "the period"), out of which 11,760,000 options were granted to directors and 1,695,700 options were granted to employees.

Options for 3,715,916 shares were exercised during the period, out of which 2,050,000 options were exercised by directors and 1,665,916 options were exercised employees.

Options for 451,535 shares were forfeited during the period by employees. No options were forfeited by any director during the period.

As a result, options for 26,872,719 shares were outstanding under the Company’s equity incentive plans as of December 31, 2014, out of which 16,424,500 options were held by directors and 10,358,219 options were held by employees. These equity grants had a weighted average exercise price of $ 5.44 per share, and a weighted average residual life of 4.94 years as of December 31, 2014.

Note 7 - Audit fees

	2014	2013
	U.S. dollars in thousands
Audit of the financial statements	1,142	73
Other non-audit services	38	23
	1,180	96

The fees listed above relate to the procedures applied to the company and its consolidated group entities by accounting firms and external auditors as referred to in article 1(1) of the Dutch Accounting Firms Oversight Act (Dutch acronym: Wta).

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MOBILEYE N.V.

NOTES TO FINANCIAL STATEMENTS (continued)

The financial statements were approved by the board and authorized for issue on May 4 2015 and signed by:

Amnon Shashua	Ziv Aviram
Chairman and Executive Director	Executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Eyal Deshe	Peter Neustadter
Non-executive Director	Non-executive Director
Elected on July 10th 2014	Elected on July 10th 2014

Tomaso A. Poggio	Judith Richter
Non-executive Director	Non-executive Director
Elected on July 31st 2014	Elected on July 31st 2014

Eli Barkat
Non-executive Director
Elected on July 31st 2014

Ms. Vivian Fransman, managing Director, resigned on June 18, 2014

Mr. Hagai Greenspon, Director, resigned on June 15, 2014

Mr. Norio Icihashi, Director, resigned on June 15, 2014

Mr Nick Advani, resigned on June 16, 2014

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MOBILEYE N.V.

OTHER INFORMATION

Provisions in the Articles of Association relating to profit appropriation

Article 62 of the Articles of Association stipulates the criteria for Dividends.

62.     (1)      The supervisory board may determine which part of the accrued profits will be accrued. The general meeting shall determine the allocation of profits remaining after reservation by the supervisory board.

(2)	Dividends may be paid only up to an amount which does not exceed the amount of the distributable part of the net assets.
(3)	Dividends shall be paid after adoption of the annual accounts from which it appears that payment of dividends is permissible.
(4)	The general meeting may subject to due observance of the provision of paragraph 2 resolve to make distributions to the charge of any reserve which need not be maintained by virtue of the law. A resolution of the general meeting to make payments to the charge of any reserve is subject to the approval by the supervisory board.

Proposed loss appropriation

Following the profit appropriation proposed by the management board and pursuant to article 62 of the Articles of Association, an amount of USD 30,052 thousand of the loss for 2014 will be reduced from the retained earnings. The remainder will be at the disposal of the Annual General Meeting of Shareholders.

Subsequent events

Subsequent to December 31, 2014, the Company granted to its employee additional 75,650 options exercisable into the same amount of the Company's Ordinary shares, at an average exercise price of $36.49 per share, and 233,505 RSUs.

In addition, 2,606,443 options were exercised for gross proceeds of approximately $5.2 million.

Independent auditor’s report

The independent auditor’s report is included on the next pages.

63

MOBILEYE N.V.

AUDITOR REPORT

64

Independent auditor’s report

To: the general meeting of Mobileye N.V.

Report on the financial statements

We have audited the accompanying financial statements 2014 of Mobileye N.V., Amsterdam as set out on pages 8 to 62. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2014, the consolidated income statement, the consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended and the notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at 31 December 2014, the company income statement for the year then ended and the notes, comprising a summary of accounting policies and other explanatory information.

Management board’s responsibility

The management board is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the report of the management board in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the management board is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management board, as well as evaluating the overall presentation of the financial statements.

Ref.: e0353863

PricewaterhouseCoopers Accountants N.V., Thomas R. Malthusstraat 5, 1066 JR Amsterdam, P.O. Box 90357, 1006 BJ Amsterdam, The Netherlands

T: +31 (0) 88 792 00 20, F: +31 (0) 88 792 96 40, www.pwc.nl

‘PwC’ is the brand under which PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284), PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287), PricewaterhouseCoopers Compliance Services B.V. (Chamber of Commerce 51414406), PricewaterhouseCoopers Pensions, Actuarial & Insurance Services B.V. (Chamber of Commerce 54226368), PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289) and other companies operate and provide services. These services are governed by General Terms and Conditions (‘algemene voorwaarden’), which include provisions regarding our liability. Purchases by these companies are governed by General Terms and Conditions of Purchase (‘algemene inkoopvoorwaarden’). At www.pwc.nl more detailed information on these companies is available, including these General Terms and Conditions and the General Terms and Conditions of Purchase, which have also been filed at the Amsterdam Chamber of Commerce.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Mobileye N.V. as at 31 December 2014, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Mobileye N.V. as at 31 December 2014, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2: 393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the report of the management board, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2: 392 sub 1 at b-h has been annexed. Further we report that the report of the management board, to the extent we can assess, is consistent with the financial statements as required by Section 2: 391 sub 4 of the Dutch Civil Code.

Amsterdam, 4 May 2015

PricewaterhouseCoopers Accountants N.V.

Original has been signed by J. van der Hilst RA

Mobileye N.V. – Ref.: e0353863